Exhibit 2.7

DATED 6 NOVEMBER 2013

FRICTION HOLDING A/S

- AND -

ALTRA INDUSTRIAL MOTION DENMARK APS

- AND -

ALTRA HOLDINGS, INC.

AGREEMENT

FOR THE SALE AND PURCHASE

OF

SVENDBORG BRAKES A/S

AND

S.B. PATENT HOLDING APS

THIS AGREEMENT is made on 6 November 2013

BETWEEN:

(1)	FRICTION HOLDING A/S, a company incorporated under the laws of Denmark, registered under CVR number 31515122, whose registered office is Jernbanevej 9, DK – 5882, Vejstrup, Denmark (the “Seller”);

(2)	ALTRA INDUSTRIAL MOTION DENMARK APS, a company incorporated under the laws of Denmark, registered under CVR number 35522093, whose registered office is at c/o Bech-Bruun, Langelinje Allé 35, DK-2100 Copenhagen Æ (the “Purchaser”); and

(3)	ALTRA HOLDINGS, INC., a company incorporated under the laws of Delaware, USA, registered under EIN number 61-1478870, whose registered office is at 300 Granite St. Braintree, MA 02184, USA (the “Purchaser Guarantor”).

WHEREAS:

(A)	The Seller has agreed to sell and the Purchaser has agreed to buy the Sale Shares on the terms and subject to the conditions of this Agreement.

(B)	The Purchaser Guarantor has agreed to guarantee the performance of the Purchaser’s obligations pursuant to Clause 12 under this Agreement.

IT IS AGREED as follows:

1.	INTERPRETATION

1.1	In this Agreement:

“Administration Company” has the meaning given to it in paragraph 1.2 of Schedule 7;

“Affiliate” means, in relation to any person, any other person directly or indirectly, through one or more intermediaries, controlling, controlled by, or under common control with such person;

“Accounting Principles” means the principles following the Danish Financial Statements Act applying to large enterprises of reporting class C, with the following exceptions:

(a)	no consolidated financial statements of the Group are prepared, as consolidated financial statements are prepared by parent companies of the Companies; and

(b)	no member of the Group prepares a corporate social responsibility report, nor does any member of the Group prepare a cash-flow statement, as each are prepared by parent companies of the Companies;

“Anti-Bribery Laws” means the United States Foreign Corrupt Practices Act of 1977 or any other anti-bribery and similar laws, statutes, rules or regulations of any country that apply to any Group Company, including the United Kingdom Bribery Act 2010 and any anti-bribery and related prohibitions implemented under the Organization for Economic Cooperation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, in each case, where applicable;

“Agent” has the meaning given to it in the Deed of Release;

“Agreed Form” means, in relation to any document, the form of that document which has been initialled for the purpose of identification by the Purchaser (or the Purchaser’s Solicitors on behalf of the Purchaser) and the Seller (or the Seller’s Solicitors on behalf of the Seller);

“Audited Accounts” means the audited accounts of the Companies (such accounts for the period ending on 31 December 2012, and in respect of the balance sheet, as at 31 December 2012;

“Branch” means the German branch office of Svendborg Brakes A/S named Svendborg Brakes A/S Deutschland registered with the Commercial Register of the Local Court Oeynhausen under HRB 10971;

“Business Day” means a day on which banks are open for business in London, Copenhagen and New York City (excluding Saturdays, Sundays and public holidays);

“Business Transaction” has the meaning given to it in Clause 13.3(c);

“China Dividends” means two dividends equal to an aggregate amount of €5,400,000, to be paid by Svendborg Brakes (Shanghai) Co. Ltd. to Svendborg Brakes A/S, less the China Withholding Tax;

“China Withholding Tax” means the tax to be paid (in the first instance) on the China Dividend, at a rate of 10%, being a total amount of €540,000;

“Claim” means any claim (whether in contract, tort or otherwise) made by a party to this Agreement arising out of, or in connection with any Transaction Document, or the transactions contemplated thereby, or referred to therein, howsoever arising, but excluding a TP Claim (but for the avoidance of doubt, and without limitation, including any Other Tax Claim, Trade Debtor Claim, Employment Claim or claims under the Warranties);

“Claim Notice” means a written notice of a Claim, specifying in reasonable detail: (i) the matter which gives rise to the Claim; (ii) the nature of the Claim, and (iii) to the extent reasonably available to the Purchaser, the amount claimed;

“Companies” means:

(a)	Svendborg Brakes A/S, a company incorporated under the laws of Denmark, registered under CVR number 13256438, whose registered office is at Jernbanevej 9, DK – 5882 Vejstrup, Denmark; and

(b)	S.B. Patent Holding ApS a company incorporated under the laws of Denmark, registered under CVR number 29416974, whose registered office is at Jernbanevej 9, DK – 5882 Vejstrup, Denmark,

further details of which are set out in Schedule 2 (The Companies);

“Competition Authority” means the German Federal Cartel Office (in German: “Bundeskartellamt”);

“Completion” means completion of the sale and purchase of the Sale Shares in accordance with Clause 6 (Completion);

“Completion Date” means the date on which Completion occurs;

“Condition” or “Conditions” means the conditions precedent to Completion set out in Clause 3.1;

“Confidential Information” has the meaning given to that term in Clause 16.1;

“Consequential Losses” has the meaning given to that term in Clause 7.10(a);

“Consideration” has the meaning given to that term in Clause 2.2;

“Covered Risk” has the meaning given to that term in Clause 7.4(b);

“Data Room” means the contents as per 30 October 2013 at 00:04 CET of the electronic data rooms maintained on behalf of the Seller by (i) Merrill Corporation at https://datasite.merrillcorp.com/ (the “Merrill Datasite”) and (ii) Gorrissen Federspiel Law Firm at http://collaboration.gfklaw.com/hc/hc?rf=y_(the “Gorrissen Datasite”), an index of each of which is set out as Schedule A to the Disclosure Letter, and the contents of which are set out on DVDs as Schedule C to the Disclosure Letter;

“Deed of Cancellation” means the deed of cancellation of security interests released between the Bank of Scotland PLC, Svendborg Brakes España, S.A. and Svendborg Brakes A/S, in the Agreed Form and attached as Appendix H to this Agreement;

“Deed of Release” means the deed of release between the Bank of Scotland PLC (as agent and security trustee) and LM WP Holdings A/S, in the Agreed Form and attached as Appendix I to this Agreement;

“Disclosure Letter” means the letter from the Seller to the Purchaser setting out certain general and specific disclosures, dated on or about the date of this Agreement, and as updated in accordance with Clause 3.8, and attached as Schedule 10 to this Agreement;

“Due Diligence Documentation” shall mean the contents of the Data Room, the Disclosure Letter, this Agreement and the Schedules or Appendices hereto;

“Employment Claim” means any claim (whether in contract, tort or otherwise) made by the Purchaser arising out of, or in connection with, the undertaking set out in Clause 8.4;

“Employment Costs” means, in respect of each of the following employees: Steven Olsen, Tommy Boork, Carl Urban Folcker, Jens-Martin Jensen, Claus Vorreiter Jensen and Michael Duelund, (i) any bonus or other extraordinary payment, including but not limited to retention bonuses and/or change-of-control bonuses, to be made to such persons in connection with the completion of the Transaction; (ii) any bonus or other extraordinary payment, including but not limited to retention bonuses and/or change-of-control bonuses, to be made to such persons following the completion of the Transaction, regardless of whether such bonus or payment falls due before or after Completion; and (iii) any costs suffered by a Group Company in respect of the transfer of the employment of such persons to the Group at Completion. Employment Costs does not include normal salary, normal contractual performance bonuses, emoluments or other forms of remuneration to which such employees are entitled up to and until Completion pursuant to the employment arrangements disclosed in the Data Room;

“Encumbrances” means any lien, pledge, charge (fixed or floating), mortgage, option, right of pre-emption, right to acquire, assignment by way of security, trust arrangement for the purpose of providing security or other security interests of any kind and any agreement to create any of the foregoing;

“Engineering Services Agreement” means the agreement for engineering services in India, between LM Wind Power Technologies (India) Pvt Ltd and Svendborg Brakes A/S, in the Agreed Form;

“Environmental Law” means all laws and regulations concerning the pollution, emission or contamination of the soil, underground, surface, water, groundwater, air (including in the form of noise, odor or any substance), natural resources or other environmental media and any living organisms supported by those media;

“Escrow Agent” means Citibank, N.A., London Branch, acting through its Agency and Trust business located at Citigroup Centre, Canada Square, Canary Wharf, London, E14 5LB, United Kingdom;

“Escrow Agreements” means the escrow agreements to be entered into at Completion between the Seller, the Purchaser and the Escrow Agent, in the Agreed Form and as set out as Schedule 11 to this Agreement, being an escrow agreement for the General Escrow Account, and an escrow agreement for the TP Escrow Account;

“Escrow Amounts” means the General Escrow Amount and the TP Escrow Amount;

“Escrow Bank” means Citibank International Plc, Denmark Branch, CVR number 17732595, Filial af Citibank International Plc, England;

“fairly disclosed” has the meaning given to it in Clause 7.7;

“Friction Pay-Off Letter” means the letter from Friction Holding A/S in the Agreed Form and attached as Schedule 12A hereto;

“Fixed Asset Register” means the fixed asset register as at 30 June 2013, as set out in Appendix D to this Agreement;

“FSR” means “FSR Danish Auditors” (in Danish: “FSR – Danske Revisorer”);

“General Escrow Account” has the meaning given to it in the Escrow Agreement relating to the General Escrow Account;

“General Escrow Amount” means €1,100,000;

“General / Products Liability Insurance Policies” means: (i) the Casualty (General Liability), Casualty (Products/Completed Operations) insurance policy held by LM Wind Power A/S with policy number LP0000011584; and (ii) the Financial Products (Employee Practices Liability) insurance policy held by LM Wind Power A/S with policy number 50.0.01.197;

“Governmental Authority” means any supranational, national, state, municipal or local government (including any subdivision, court, administrative agency or commission or other authority thereof) or any other supranational, governmental, intergovernmental, quasi- governmental authority, body, department or organisation, including the European Union, or any regulatory body appointed by any of the foregoing in each case, in any jurisdiction;

“Gross Negligence” means in relation to any person, any act, decision or omission of such person, made with reckless disregard for the harmful consequences of such act, decision or omission;

“Group” means the Companies including the Branch and the Subsidiaries and “Group Company” means any of them;

“Held-Back Payment” has the meaning given to it in paragraph 3(b)(iii)(1) of Schedule 6;

“Indemnities” means the TP Indemnity, the Other Tax Indemnities, the Trade Debtor Indemnity and any Employment Claim, and “Indemnity” means any one of them;

“Insurance Excess” means the excess under the Insurance Policy, being the amount of €375,000 in total, as set out in item 7 and section 5.4 of the Insurance Policy;

“Insurance Policy” means the insurance policy entered into between the Purchaser and the Insurer, as set out in Schedule 8 to this Agreement;

“Insurance Premium” means the premium on the Insurance Policy, being an amount of €362,500, to be paid by the Purchaser as set out in Schedule 3;

“Insurer” means AIG Europe Limited (Denmark Branch), CVR number 34 61 76 94, Osvald Helmuths Vej 4, DK-2000 Frederiksberg;

“Interim Accounts” means the internal accounts of the Group on a consolidated basis, being an income statement for the monthly periods (from 1 July 2013 onwards) ending on each Interim Accounts Date, and a balance sheet prepared as at each Interim Accounts Date, as appended to this Agreement as Appendix F;

“Interim Accounts Dates” means each of 31 July 2013, 30 August 2013 and 30 September 2013, and “Interim Accounts Date” means any one of them;

“Leakage” has the meaning given to that term in Clause 5.2;

“Lease Agreements” means the agreements for the leases of the Leased Property, as set out in Appendix B;

“Leased Property” has the meaning given to it in paragraph 7.2 of Schedule 4;

“Locked Box Date” means 30 June 2013;

“Locked Box Date Accounts” means the internal accounts of the Group on a consolidated basis, being an income statement for the period 1 January to the Locked Box Date, and a balance sheet prepared as at the Locked Box Date, as appended to this Agreement as Appendix E;

“Long Stop Date” means 31 January 2014;

“Loss” shall have the meaning given to it in Clause 14.7;

“LM Group” means the Seller and its Affiliates, but excluding the Companies and the Subsidiaries, and excluding (i) any investment funds advised or managed by any adviser to, or manager of or general partner of the partnerships comprising Doughty Hanson & Co. V and Doughty Hanson & Co. III (the “Parent Funds”); (ii) the investors in any investment funds (including the Parent Funds) advised or managed by any adviser to, manager or general partner of, the Parent Funds, and (iii) any portfolio investee entities of the Parent Funds or those of any investment funds advised or managed by any adviser to, manager or general partner of, the Parent Funds;

“Material Adverse Change” means any event, change, effect, occurrence or state of facts which has or is likely to have a material adverse effect on the operations, including revenues and costs, the assets and liabilities, including the financial position, of the Group taken as a whole but excluding any effects to the extent they are caused by:

(a)	any change after the date hereof in laws or regulation;

(b)	conditions generally affecting the wind industry or mining industry (or both);

(c)	the entry into this Agreement and any announcement thereof; and

(d)	any action or omission of the Purchaser or its Affiliates in breach of this Agreement.

“Material Agreement” means any contract or agreement entered into by a member of the Group which either (i) has a committed annual expenditure or revenue of €300,000 or more; or (ii) a fixed term that expires later than one (1) year after the date of this Agreement; or (iii) the notice period for the relevant Group Company to terminate is greater than one (1) year;

“Notice” has the meaning given to that term in Clause 17.1;

“Other Tax Claim” means any claim (whether in contract, tort or otherwise) made by the Purchaser arising out of, or in connection with, the Other Tax Indemnities;

“Other Tax Indemnities” has the meaning given to it in Clause 8.3;

“Paid Claim” has the meaning given to it in paragraph 3(b)(i) of Schedule 6;

“Party” means a party hereto and “Parties” means more than one or all of them;

“Permitted Leakage” has the meaning given to that term in Clause 5.3;

“Personnel Handbooks” means each of the personnel handbooks disclosed in the Data Room at Merrill Datasite references a.b.3.5.1, a.b.3.5.2, a.b.3.5.3, d.a.3.5.1 and d.a.3.5.3;

“Potential Leakage” has the meaning given to it in Clause 3.9(a);

“Pre Completion Resolution” shall have the meaning given to that term in Clause 9.6;

“Pre-Completion 2007-2011 Amount” shall have the meaning given to that term in Clause 9.6(a);

“Pre-Completion 2012-2013 Amount” shall have the meaning given to that term in Clause 9.6(b);

“Pre-Completion TP Amount” shall have the meaning given to that term in Clause 9.6(c);

“Press Announcement” means the press announcement relating to the Transaction in the Agreed Form;

“Proceedings” means any proceeding, suit or action arising out of or in connection with this Agreement or its subject matter (including its validity, formation at issue, effect, interpretation, performance or termination) or any transaction contemplated by this Agreement;

“Purchaser’s Group” means the Purchaser, the Purchaser’s Affiliates and all other members of the same group of companies as the Purchaser (including, with effect from Completion, each Group Company) and the expression “member of the Purchaser’s Group” shall be construed accordingly;

“Purchaser’s Solicitors” means Bech-Bruun Law Firm, Langelinie Allé 35, DK-2100 Copenhagen Æ, Denmark;

“Qualifying Claim” has the meaning given to that term in Clause 7.6(a);

“Related Persons” has the meaning given to that term in Clause 5.4;

“Release Amount” has the meaning given to it in paragraph 2(a) of Schedule 6;

“Release Date” has the meaning given to it in paragraph 2(a) of Schedule 6;

“Release Documents” means the Deed of Release and Deed of Cancellation;

“Relevant Interest” has the meaning given to it in Clause 13.3(c);

“Remaining TP Amount” has the meaning given to it in paragraph 3(a) of Schedule 6;

“Representative” means, in relation to any person, such person’s directors, officers, employees, lawyers, accountants, bankers or other advisers, agents, sub-contractors or brokers;

“Restricted Actions” means the matters listed in Schedule 5 (Restricted Actions);

“Restricted Business” means the businesses of the Group as at: (i) the Locked Box Date; (ii) the date of signing of this Agreement; or (iii) Completion;

“Sale Shares” means:

(a)	92,388 shares of DKK 25 each in the capital of Svendborg Brakes A/S, corresponding to a nominal capital of DKK 2,309,700; and

(b)	200,000 shares of DKK 1 each in the capital of S.B. Patent Holding ApS, corresponding to a nominal capital of DKK 200,000;

“SB Pay-Off Letter” means the letter from Svendborg Brakes A/S in the Agreed Form and attached as Schedule 12B hereto;

“Scheduled Completion” has the meaning given to that term in Clause 3.9;

“Security Trustee’s Account” means the Mandatory Prepayment Account (as referred to in the Deed of Release) or such other account notified by the Agent for the receipt of funds in connection with it executing the Deed of Release, and notified by the Seller to the Purchaser at least three (3) Business Days before the Completion Date;

“Seller’s Account” means the account notified by the Seller to the Purchaser at least three (3) Business Days before the Completion Date;

“Seller’s Solicitors” means Skadden, Arps, Slate, Meagher & Flom (UK) LLP of 40 Bank Street, Canary Wharf, London E14 5DS, United Kingdom;

“Senior Employee” has the meaning given to that term in paragraph 10 of Schedule 5 (Restricted Actions);

“Senior Facilities Agreement” means the senior facilities agreement originally dated 23 February 2007 (as amended on 20 February 2009 and amended and restated on or about 11 June 2008 and further amended and restated on 5 April 2012) between, amongst others, LM Group Holding A.S., the Bank of Scotland PLC, Svendborg Brakes (Shanghai) Co. Ltd, Svendborg Brakes A/S, S.B. Patent Holding ApS, Svendborg Brakes España S.A. and Svendborg Brakes USA, Inc.

“Settled Claim” has the meaning given to it in paragraph 4(a) of Schedule 6;

“Settled TP Claim” has the meaning given to it in paragraph 4(b) of Schedule 6;

“Shared Amount” means an amount of €2,250,000 (which forms part of the TP Escrow Amount), or to the extent that the TP Escrow Amount is, pursuant to Clause 9.6, reduced to an amount less than €2,250,000, such lesser amount;

“South Korean Leased Premises” has the meaning given to it in Clause 14.8(b);

“Subsidiaries” means the subsidiaries of each of the Companies, i.e.:

(a)	Svendborg Brakes Australia Pty. Ltd., a company incorporated under the laws of Australia, registered under number ACN 146 341 479, whose registered office is at 118 Burswood Road, P.O. Box 48, Burswood, WA 6100, Australia;

(b)	Svendborg Brakes (Chile) Limitada, a company incorporated under the laws of the Republic of Chile, registered under RUT number 76083643-5, whose registered office is at NVA TAJAMAR 481, Torre Norte, 21st Floor, Las Condes, Santiago, Republic of Chile;

(c)	Svendborg Brakes España S.A., a company incorporated under the laws of Spain, registered under number A42156612, whose registered office is at Calle San Benito, 24, 1° B, Soria, Spain;

(d)	Svendborg Brakes (India) Private Ltd., a company incorporated under the laws of India, registered under number U28930TN2010PTC075925, whose registered office is at New No. 70, Old No. 64, Ground Floor, 6th Street, Kamaraj Nagar, Avadi, Chennai-600 071, India;

(e)	Svendborg Brakes Korea Co. Ltd., a company incorporated under the laws of Korea, registered under number 110111-4289462, whose registered office is at 102-2602, Daewoo World Mark-YongSan, Seoul, Korea;

(f)	Svendborg Brakes (Shanghai) Co. Ltd., a company incorporated under the laws of the People’s Republic of China, registered under number 1215571, whose registered office is at Shanghai Pudong New District Jinqiao Export Processing Zone, 1765 Chuanqiao Road, T40B-5, China;

(g)	Svendborg South Africa (Pty) Ltd., a company incorporated under the laws of the Republic of South Africa, registered under number 2013/008850/07 (South Africa) (Proprietary) Limited, whose registered office is at 123 A Kitzinger Avenue, Brakpan, Gauteng 1541.

(h)	Svendborg Brakes Trading (Shanghai) Co. Ltd., a company incorporated under the laws of the People’s Republic of China, registered under number 1215570, whose registered office is at Shanghai Pudong New District Jinqiao Export Processing Zone, 2nd Floor, 2083 Jingao Road, Room A, China; and

(i)	Svendborg Brakes USA Inc., a company incorporated under the laws of the State of Illinois, USA, registered under number 6205-267-8, whose registered office is at Colorado Club Office Building, 4155 East Jewell Avenue, Denver, CO 80222, USA;

and “Subsidiary” means any of them;

“Subsidiary Shares” shall mean:

(a)	1 share of AUD 1.00 each in the capital of Svendborg Brakes Australia Pty. Ltd. corresponding to a nominal capital of AUD 1.00;

(b)	the registered capital of 5,310,000 Chilean pesos in Svendborg Brakes (Chile) Limitada;

(c)	451 shares of EUR 601.02 each in the capital of Svendborg Brakes España S.A. corresponding to a nominal capital of EUR 271,060.02;

(d)	2,633,650 equity shares of Rs. 1 in the capital of Svendborg Brakes (India) Private Ltd. corresponding to a nominal capital of Rs. 2,633,650;

(e)	10,000 shares of KRW 5,000 each in the capital of Svendborg Brakes Korea Co. Ltd. corresponding to a nominal capital of KRW 50,000,000;

(f)	the registered capital of €260,000 in Svendborg Brakes (Shanghai) Co. Ltd.;

(g)	100 shares with no nominal or par value in the capital of Svendborg South Africa (Pty) Ltd. corresponding to a nominal capital of 100 ZAR;

(h)	the registered capital of US$100,000 in Svendborg Brakes Trading (Shanghai) Co. Ltd.; and

(i)	1 share with no par value in the capital of Svendborg Brakes USA Inc.

“Tax” means all direct or indirect tax liabilities, both current and deferred and whether by way of a primary or a secondary liability, applicable to the Group Companies including the Branch, including income tax, corporation tax, joint taxation payments (in Danish “sambeskatningsbidrag”) pursuant to Section 31 of the Danish Company Tax Act, capital gains tax, VAT and sales tax, withholding tax, registration fees, stamp duties, customs duties, PAYE tax/payroll tax/tax deducted from income at source, labour market contributions, other social security costs, property tax, use tax, franchise tax, trade tax, local tax and similar taxes, including interest, fees, additional tax and tax penalties;

“Termination Agreement” means the agreement, in Agreed Form, terminating certain management arrangements;

“Third Party” has the meaning given to that term in Clause 23.1;

“Title Warranties” means the Warranties set out in paragraphs 1.1 to 1.5 (inclusive), 2.1, 2.2, 3.1 to 3.3 (inclusive) and 4.2 of Schedule 4;

“TP Claim” means any claim (whether in contract, tort or otherwise) made by the Purchaser arising out of, or in connection with, the TP Indemnity;

“TP Escrow Account” has the meaning given to it in the Escrow Agreement relating to the TP Escrow Account;

“TP Escrow Amount” means the amount of €8,526,000, which amount is subdivided into an amount of €8,168,000 (the “2007-2011 TP Escrow Amount”) and an amount of €358,000(the “2012-2013 TP Escrow Amount”), and of which the Shared Amount is a component, and in all cases, subject to any adjustments in accordance with Clause 9.6;

“TP Indemnity” has the meaning given to it in Clause 9.1(a);

“TP Notice” has the meaning given to it in Clause 9.3;

“TP Paid Claim” has the meaning given to it in paragraph 3(b)(i) of Schedule 6;

“TP Release Date” has the meaning given to it in paragraph 3(a) of Schedule 6;

“Trade Debtor Claim” means any claim (whether in contract, tort or otherwise) made by the Purchaser arising out of, or in connection with, the Trade Debtor Indemnity;

“Trade Debtor Indemnity” has the meaning given to it in Clause 8.1;

“Trade Debtor Liabilities” means the overdue debts from customers of the Group, the identity and quantum of which are set-out in Appendix G to this Agreement;

“Trade Debtor Schedules” means the documents set out in Appendix J to this Agreement;

“Transaction” means the acquisition by the Purchaser of the Sale Shares;

“Transaction Documents” means this Agreement and any other documents to be entered into pursuant to this Agreement;

“Tryg Performance Bond” means the financial bond dated 22 September 2010, and granted by Tryg Garanti for the benefit of Nordex SE;

“VAT” means in relation to any jurisdiction within the European Union, the value added tax provided for in Directive 2006/112/EC (as amended from time to time) and charged under the provisions of any national legislation implementing that directive or Directive 77/388/EEC (as amended from time to time) together with legislation supplemental thereto and, in relation to any other jurisdiction, the equivalent Tax (if any) in that jurisdiction; and

“Warranties” means the warranties contained in Schedule 4 (Warranties) and “Warranty” means any one of them.

1.2	In this Agreement, except where the context otherwise requires:

(a)	a reference to Clauses, paragraphs, sub-paragraphs, Schedules, Appendices and the Recitals is to Clauses, paragraphs, sub-paragraphs and the Recitals of, and the Schedules and Appendices to, this Agreement;

(b)	a reference to this Agreement or to any specified provision of this Agreement is to this Agreement or provision as in force for the time being, as amended, modified, supplemented, varied, assigned or novated, from time to time;

(c)	a reference to this Agreement includes the Schedules and Appendices to it, each of which forms part of this Agreement for all purposes;

(d)	a reference to a “company” shall be construed so as to include any company, corporation or other body corporate, wherever and however incorporated or established;

(e)	a reference to a “person” shall be construed so as to include any individual, firm, body corporate, joint venture, unincorporated association, partnership, trust, government, governmental body, authority or agency (whether or not having separate legal personality), and a reference to a person includes a reference to that person’s successors and assigns;

(f)	a reference to writing shall include any mode of reproducing words in a legible and non-transitory form;

(g)	a reference to a time of the day is to Danish time including, when applicable, daylight saving time;

(h)	if a period of time is specified as from a given day, or from the day of an act or event, it shall be calculated exclusive of that day;

(i)	a reference to “EUR”, “euros” or “€” shall be construed as references to the lawful currency for the time being of participating member states for the purposes of the European Monetary Union;

(j)	a reference to “DKK” shall be construed as references to the lawful currency for the time being of Denmark;

(k)	a reference to any law or enactment (including in this Clause 1) includes references to:

(i)	that law or enactment as re-enacted, amended, extended or applied by or under any other enactment (before or after signature of this Agreement);

(ii)	any law or enactment which that law or enactment re-enacts (with or without modification); and

(iii)	any subordinate legislation made (before or after signature of this Agreement) under any law or enactment, as re-enacted, amended, extended or applied, as described in paragraph (i) above, or under any law or enactment referred to in paragraph (ii) above,

PROVIDED THAT, as between the Parties, no such amendment or re-enactment shall apply for the purposes of this Agreement to the extent that it would impose any new or extended obligation, liability or restriction on, or otherwise adversely affect the rights of, any Party, and “law” and “enactment” includes any legislation in any jurisdiction;

(l)	the Parties acknowledge that they have participated jointly in the negotiation and drafting of this Agreement. In the event that a question of interpretation arises (including as to the intention of the Parties), no presumption or burden of proof shall arise in favour of or against any Party based on the authorship of any provisions;

(m)	words importing the singular include the plural and vice versa, and words importing a gender include every gender;

(n)	references to “costs” and / or “expenses” incurred by a person shall not include any amount in respect of VAT comprised in such costs or expenses for which either that person or, if relevant, any other member of the group to which that person belongs for VAT purposes is entitled to credit or repayment as VAT input tax under any applicable provisions;

(o)	headings are inserted for convenience only and shall be ignored in construing this Agreement;

(p)	in construing this Agreement the so-called “ejusdem generis” rule does not apply and accordingly the interpretation of general words is not restricted by: (i) being preceded by words indicating a particular class of acts, matters or things; or (ii) being followed by particular examples; and

(q)	unless expressly stated to the contrary in this Agreement, any reference to (or requirement for) the execution of a document by a person includes execution on behalf of that person.

2.	SALE AND PURCHASE OF THE SALE SHARES

2.1	On and subject to the provisions of this Agreement, at Completion the Seller shall sell, and the Purchaser shall purchase, the Sale Shares, on the basis that the Seller shall ensure that the Sale Shares and, indirectly, the Subsidiary Shares are sold to the Purchaser free from all Encumbrances and together with all rights attaching to them as at the Completion Date, including the right to receive all dividends and distributions declared, made or paid on the Sale Shares on or after the Locked Box Date.

2.2	The consideration payable by the Purchaser at Completion for the purchase of the Sale Shares shall be an amount equal to €80,070,000 (the “Consideration”).

2.3	On and subject to Completion, the Seller irrevocably and unconditionally waives any and all rights over, or in connection with, any of the Sale Shares including any right of pre-emption or other restriction on transfer in respect of the Sale Shares or any of them conferred on the Seller under the articles of association of each of the Companies, any agreements or otherwise.

2.4	The Seller’s sale and the Purchaser’s purchase of all the Sale Shares shall be considered to be completed simultaneously on the Completion Date in accordance with this Agreement.

2.5	If any payment is made by the Seller to the Purchaser under or in respect of any breach of any provision of this Agreement the payment shall so far as possible be treated as a reduction in the Consideration, and the Consideration shall accordingly be reduced by the amount of such payment.

3.	CONDITIONS PRECEDENT AND PRE-COMPLETION MATTERS

3.1	Completion is conditional upon the satisfaction or waiver (if made in accordance with the provisions hereof) of the following condition(s) precedent before the Long Stop Date:

(a)	all necessary approvals from the Competition Authority (either as the result of an explicit approval or the expiry of any stand still periods without any objection from the Competition Authority). An approval shall not be considered to have been granted if such approval is subject to any conditions, unless all Parties accept the conditions in such approval;

(b)	there being no injunction, judgment, court order, pending legal proceedings or ongoing investigations or, after the date of this Agreement, new regulations or laws prohibiting Completion;

(c)	since the last Interim Accounts Date prior to signing of this Agreement, there shall not have been any Material Adverse Change.

In assessing whether a Material Adverse Change has occurred, Consequential Losses, to the extent that they can reasonably be expected to be realised by the Group, shall be taken into consideration.

3.2	The Parties agree to use their best endeavours to co-operate in connection with the satisfaction of the Condition in Clause 3.1(a), including at the request of the other Party to promptly provide, and for the Seller (on a request from the Purchaser) to procure that the Group provides, all necessary information and other assistance reasonably required by the other Party or the Competition Authority.

3.3

The Purchaser is responsible for preparing and making the clearance applications and filings contemplated or required to be made to obtain all consents, approvals or actions of the Competition Authority or any other person which are required in order to satisfy or fulfil the Condition in Clause 3.1(a). Subject thereto and without prejudice to the generality of Clause 3.2, the Parties shall co-operate in the timely preparation, submission and pursuit of all clearance applications and filings required in connection with satisfying the Condition in Clause 3.1(a) and the taking of all other steps as the Purchaser shall consider reasonably necessary or desirable to obtain all consents, approvals or actions of the Competition Authority or any other person which are required in order to satisfy or fulfil the Condition in Clause 3.1(a). The Purchaser shall keep the Seller reasonably informed in respect of the progress of the same and shall, as soon as possible after the date of this Agreement, take all steps reasonably necessary to obtain all consents, approvals or authorisations of the Competition Authority that are required in order to complete the Transaction and other transactions contemplated by the Transaction Documents, including:

(a)	with the reasonable assistance of the Seller, procuring the filing of any necessary submissions to the Competition Authority as soon as practicable and in any event within five (5) Business Days after the date of this Agreement, and the payment of any filing fees assessed by the Competition Authority. If the approval sought from the Competition Authority proceeds to a “Phase II” review, and the Parties agree to extend the Long Stop Date to accommodate such review process, the Seller shall pay half of all the reasonable costs associated with such Phase II application and approval;

(b)	providing the Seller (or advisers nominated by the Seller) with a reasonable opportunity to review and comment on any drafts of notifications and communications proposed to be submitted to the Competition Authority before they are so submitted or sent;

(c)	providing the Seller (or advisers nominated by the Seller) with copies of final submissions, written responses and other communications with the Competition Authority (which relate to the Transaction) as soon as reasonably practicable after being sent or received (as the case may be) (save that business secrets and other confidential material may be redacted so long as the Purchaser acts reasonably in identifying such material for redaction); and

(d)	providing the Seller with reasonable notice of, and all reasonable opportunities to participate in, any meetings, conference calls or other discussions with the Competition Authority (save to the extent such meetings comprise discussion of a nature confidential to the Purchaser).

3.4	The Purchaser may waive the Condition in Clause 3.1(c) above at any time by written notice to the Seller.

3.5	Each of the Purchaser and the Seller:

(a)	shall give notice in writing to the other that a relevant Condition has been satisfied or waived as soon as practicable and in any event within two (2) Business Days of becoming aware of the fact; and

(b)	shall disclose to the other Party preferably in writing any matter, fact or circumstance of which it becomes aware which will or might reasonably be expected to prevent any of the Conditions from being satisfied on or prior to the Long Stop Date.

3.6	If one or more of the Conditions:

(a)	remains unsatisfied or is not waived by the relevant Party as at the Long Stop Date; or

(b)	becomes impossible to satisfy or is not waived by the relevant Party before the Long Stop Date,

the provisions of Clause 3.7 shall apply.

3.7	This Clause 3.7 shall apply only in the circumstances referred to in Clause 3.6 and, if applicable, Clause 3.9(b) or Clause 6.3. Where this Clause applies, this Agreement, other than Clause 1 (Interpretation), 15 (Announcements), 16 (Confidentiality), 17 (Notices), 18 (Interest), 19 (Assignment), 20 (Costs and expenses), 22 (Invalidity), 23 (Third party rights), 25 (Whole Agreement), 26 (Variation and waiver), 27 (Counterparts), and 29 (Governing law and jurisdiction) shall automatically terminate with immediate effect and each Party’s rights and obligations other than those specified above shall cease immediately on termination. Such termination shall, however, not affect the rights and obligations of any Party existing before or at the time of termination.

3.8	Five (5) Business Days prior to Completion, the Seller shall provide the Purchaser with an updated Disclosure Letter disclosing any matters which constitute, or may reasonably be expected to constitute, a breach of the Warranties set forth in Schedule 4 (Warranties), not already disclosed in the Disclosure Letter. Notwithstanding such updated disclosure and Clause 7.7, such additional disclosure shall not be effective as disclosure against the Warranties.

3.9	During the period of five (5) Business Days prior to Completion (as scheduled in accordance with Clause 6, and prior to any extension in accordance with this Clause 3.9 (the “Scheduled Completion”)), the Seller shall grant the Purchaser and the Purchaser’s advisors access to all the books and records, including bank statements, of the Group Companies for the purpose of the Purchaser attempting to verify whether any Leakage has occurred, which for the avoidance of doubt shall include verifying any Permitted Leakage in accordance with Schedule 9. If, prior to Completion, the Purchaser discovers that any Leakage, that is not a Permitted Leakage, has occurred, then the Purchaser must promptly notify the Seller of such matter and:

(a)	the Seller may either elect to:

(i)	prior to or at Completion (A) pay the aggregate potential Leakage identified by (or agreed to with) the Purchaser (the “Potential Leakage”) into the Group to satisfy that Potential Leakage and (B) present documentary evidence to the Purchaser that the Seller has paid the Potential Leakage, and Completion shall proceed (and the Purchaser shall have no Claims in respect of such amounts pursuant to Clause 5.1 or otherwise); or

(ii)	at the Scheduled Completion place the Potential Leakage into the General Escrow Account and added to the General Escrow Amount (and the Consideration to be paid at the Scheduled Completion shall be reduced by an equal amount), and the Parties shall resolve the matter after the Scheduled Completion; or

(b)	if the Seller does not elect to deal with the Potential Leakage in accordance with Clause 3.9(a);

(i)	the Parties may, by mutual agreement, defer Completion, however no longer than to the Long Stop Date, and if Completion does not occur on or prior to the Long Stop Date, this Agreement shall be terminated and the provisions of Clause 3.7 shall apply; and/or

(ii)	either the Seller or the Purchaser may, by written notice to the other Parties, determine not to complete, and this Agreement shall be terminated and the provisions of Clause 3.7 shall apply.

3.10	The Parties acknowledge and agree that they: (i) shall act reasonably and in good faith with respect to identifying any Potential Leakage, pursuant to Clause 3.9, (ii) shall not falsely identify or contest any such Potential Leakage in contradiction to reasonable evidence of such matter, and (iii) shall not act in a fraudulent manner.

3.11	If Completion does not occur pursuant to Clause 3.9(b), and the Potential Leakage or a part hereof subsequently is established as Leakage (that is not Permitted Leakage) pursuant to this Agreement, or if it is established that the Seller has not been in compliance with Clause 3.10 the Seller indemnifies and undertakes to pay the Purchaser for any and all costs, losses or liabilities sustained by the Purchaser in order to reimburse the Purchaser’s transaction costs. In such case, the Seller’s reimbursement of the Purchaser’s transaction costs shall not exceed an amount of €2,000,000. The limitations set out in Clauses 7.5, 7.6 and 7.7 shall not apply to this Clause 3.11.

3.12	If Completion does not occur pursuant to Clause 3.9(b), and the Potential Leakage subsequently is established not to have been Leakage (or to have been Permitted Leakage) pursuant to this Agreement, or if it is established that the Purchaser has not been in compliance with Clause 3.10, the Purchaser indemnifies and undertakes to pay the Seller for any and all costs, losses or liabilities sustained by the Seller in order to reimburse the Seller’s transaction costs. In such case, the Purchaser’s reimbursement of the Seller’s transaction costs shall not exceed an amount of €2,000,000.

4.	CONDUCT OF BUSINESS BEFORE COMPLETION

4.1	Subject to Clause 4.2, the Seller shall to the greatest extent legally possible exercise and have exercised its influence as shareholder of each of the Companies and procure and have procured that the Companies, including each of their boards of directors, the management, employees etc. shall procure and shall have procured that during the period from the date of this Agreement to Completion:

(a)	the Group Companies shall continue and shall have continued to carry on business in the normal course in all material aspects and in compliance with all laws and regulations applicable to them and in the same manner as their businesses have been carried on before the Locked Box Date; and

(b)	no Group Company shall undertake and shall not have undertaken any of the Restricted Actions.

4.2	Clause 4.1 shall not operate so as to restrict or prevent:

(a)	any matter undertaken at the written request of the Purchaser or with its prior written approval (such approval not to be unreasonably withheld or delayed);

(b)	any matter reasonably undertaken by any Group Company in an emergency or disaster situation with the intention of minimising any adverse effect thereof on any Group Company;

(c)	the completion or performance of any obligations undertaken pursuant to any contract or arrangement:

(i)	entered into by any Group Company that has been disclosed in the Data Room; or

(ii)	entered into by any Group Company prior to the Locked Box Date, provided such contract or arrangement was entered into in the ordinary course of business, and does not contain any onerous terms and/or conditions;

(d)	any act or conduct which any Group Company is required to take, or omit to take, as a result of, or in order to comply with, any law or regulation;

(e)	any matters undertaken in order to comply with the requirements of any Governmental Authority;

(f)	acts or arrangements necessary to implement the steps and arrangements set out in Schedule 9 to this Agreement, including entering into any ancillary documents necessary to effect those arrangements; or

(g)	any action or omission that is required in order to implement the transactions contemplated by this Agreement or another Transaction Document.

The Seller shall promptly inform the Purchaser if the circumstances mentioned in Clauses 4.2 (b) and (e) occurs including reasonable information/details of the circumstances. The Seller acknowledges that any action taken in accordance with Clauses 4.2 (b) to (g) (inclusive) shall not release it from liability under the Agreement (save for Clause 4.1), including the Warranties as set out in this Agreement.

4.3	The Seller shall in the period from signing of the Agreement until Completion, no later than the 15th of each month provide the Purchaser with monthly management accounts prepared on a consistent basis with which the Interim Accounts have been prepared.

4.4	As soon as reasonably practicable following signing of the Agreement, the Seller shall use all reasonable endeavours to procure that: (i) the Bank of Scotland PLC in its capacity as security trustee under the Senior Facilities Agreement issues and registers with the Danish Registration Court (in Danish: “Tinglysningsretten”) relevant powers of attorney in favour of their Danish counsel in order to facilitate the deregistration at Completion of the negative pledge statements registered in their favour; and (ii) Svendborg Brakes España S.A. and Svendborg Brakes A/S issue and deliver in original to the attorney relevant powers of attorney in favour of their Spanish counsel in order to facilitate the execution of the Deed of Cancellation in accordance with Clause 6.5 below.

4.5	The Seller shall, without using any funds of any Group Company, use its reasonable endeavours to (and shall procure that Svendborg Brakes (India) Private Ltd. shall use its reasonable endeavours to) as soon as is reasonably practicable, procure the certification of the Reserve Bank of India of the Form FC-TRS, in respect of the transfer of shares in Svendborg Brakes (India) Private Ltd. on or about 20 March 2013. The Seller shall indemnify and hold the Purchaser and any Group Company harmless of any liability, loss, costs and expenses related to the steps described in the first sentence of this Clause, and the limitations in Clauses 7.5, 7.6 and 7.7 should not apply to such indemnity.

5.	NO LEAKAGE

5.1	The Seller undertakes to the Purchaser that if during the period from the Locked Box Date until the Completion Date the Seller and/or any of the Seller’s Related Persons has received or it has been agreed in such period that the Seller and/or the Seller’s Related Persons will receive from any Group Company any Leakage other than Permitted Leakage then the Seller shall pay to the Purchaser or, if so requested by the Purchaser, to a Group Company, an amount in cash (in the same currency as the Leakage) equal to the amount of such Leakage.

5.2	For the purposes of this Agreement, “Leakage” means:

(a)	any dividend, or distribution declared, paid, made or agreed or required to be made by any Group Company to the Seller or any of its Related Persons;

(b)	any payments made by any Group Company to the Seller or any of its Related Persons, unless covered by Clause 5.3;

(c)	the issue or sale of any securities of any Group Company to the Seller or any of its Related Persons;

(d)	any fees, bonuses or expenses related to any of the transactions contemplated by this Agreement to the extent paid, payable, assumed, indemnified or incurred by any Group Company but not including any amounts paid prior to the Locked Box Date or accrued and taken into account in the Locked Box Accounts;

(e)	any payments made, or agreed to be made by any Group Company to the Seller or any of its Related Persons in respect of the issue, redemption, repurchase, repayment or acquisition of any share capital or other securities of any Group Company, or any other return of capital to the Seller or any of its Related Persons by a Group Company;

(f)	the waiver or agreement to waive by any Group Company of (i) any amount owed to that Group Company by the Seller or by any of its Related Persons, or (ii) any claims by a Group Company in respect of any agreement or arrangement with the Seller or any of its Related Persons; and

(g)	the payment or agreement to pay by any Group Company of any fees, costs or Tax or other amounts as a result of those matters set out in Clauses 5.2(a) to 5.2(f) (inclusive).

5.3	For the purpose of this Agreement, “Permitted Leakage” means:

(a)	any payments made by any Group Company to the Seller or any of its Related Persons:

(i)	on arm’s length terms in the ordinary course of trading and pursuant to the contracts agreements and arrangements set out in Appendix C to this Agreement (save for the two “Management Agreements” set out therein, each dated 15 October 2011, pursuant to which any Leakage will only be Permitted Leakage if and to the extent it is contained in Schedule 9 to this Agreement); or

(ii)	if made to any portfolio investee entities of the Parent Funds, provided such payments are on arm’s length terms in the ordinary course of trading;

(b)	any Tax becoming payable by any Group Company directly as a consequence of the making of any payment as set out in Clause 5.3(a); and

(c)	subject to Clause 5.5, any payments made in accordance with the steps and arrangements set out in Schedule 9 to this Agreement.

5.4	For the purposes of this Agreement, “Related Persons” means:

(a)	the Seller’s Affiliates, including (i) the LM Group, (ii) the Parent Funds (iii) Doughty Hanson (Managers) Limited and any of its Affiliates, and (iv) any portfolio investee entities of the Parent Funds; and

(b)	the directors, officers and employees of the Seller and the Seller’s Affiliates as defined in Clause 5.4(a).

5.5	If and to the extent that a China Dividend is not paid on or prior to Completion, the amount of the dividend or distribution that is permitted to be made pursuant to item 7 of Schedule 9, shall be reduced by the amount of such unpaid China Dividend (and for the avoidance of doubt, Clauses 10.3 to 10.6 (inclusive) of this Agreement shall apply to such unpaid China Dividend).

6.	COMPLETION

6.1	Subject to Clause 3.9, Completion shall take place at the offices of the Purchaser’s Solicitors five (5) Business Days after the Purchaser has notified the Seller of the satisfaction of the Condition in Clause 3.1(a) (provided that the other Conditions continue to be satisfied, or are waived) in accordance with this Agreement, or at such other time and/or venue as may be agreed in writing between the Seller and the Purchaser.

6.2	At Completion:

(a)	the Purchaser shall deliver or take (or cause to be delivered or taken) the documents and actions listed in Part A of Schedule 3 (Completion); and

(b)	the Seller shall deliver or take (or cause to be delivered or taken) the documents and actions listed in Part B of Schedule 3 (Completion).

6.3	If any foregoing provision of this Clause 6 (Completion) is not complied with in any material respect the Purchaser (in the case of non-compliance by the Seller) or the Seller (in the case of non-compliance by the Purchaser) shall be entitled (in addition to and without prejudice to all other rights or remedies available to it, including the right to claim damages) by written notice to the other, served on such date:

(a)	to elect not to proceed with the Completion whereupon the provisions of Clause 3.7 shall apply; or

(b)	to effect Completion so far as practicable having regard to the defaults which have occurred; or

(c)	to fix a new date for Completion not being later than five (5) Business Days following the original Completion Date in which case the foregoing provisions of this Clause 6.3 shall apply to Completion as so deferred.

6.4	Each of the Seller and the Purchaser agree that they shall, and they shall procure their Affiliates shall, use all reasonable endeavours to procure that, on or prior to Completion, the Tryg Performance Bond is assigned or transferred to a Group Company, or a replacement bond is otherwise entered into by a Group Company on terms the same or substantially the same as the existing Tryg Performance Bond (in each case, such that the Tryg Performance Bond is released or terminated). In the event that the Parties do not achieve the foregoing, it is agreed that:

(a)	the Parties shall use all reasonable endeavours to implement the assignment or transfer of the Tryg Performance Bond to a Group Company, or that a replacement bond is otherwise entered into by a Group Company on terms the same or substantially the same as the existing Tryg Performance Bond (in each case, such that the Tryg Performance Bond is released or terminated), as soon as is reasonably practicable after Completion; and

(b)	the Purchaser shall indemnify and keep indemnified the Seller with respect to, and undertakes to pay to the Seller (i) any and all amounts paid to Nordex SE (or an Affiliate thereof) under the Tryg Performance Bond, on or after Completion; and (ii) any and all costs, premiums or interest payable by the Seller or an Affiliate thereof in respect of the Tryg Performance Bond, for any period following Completion.

6.5	As soon as is reasonably practicable after Completion (and in any event not later than the first Business Day following Completion), the Seller shall deliver to the Purchaser the Deed of Cancellation, duly executed by Bank of Scotland PLC, Svendborg Brakes España S.A. and Svendborg Brakes A/S.

6.6	The Seller confirms and agrees that, immediately following Completion, all outstanding amounts owed by a member of the Group to a member of the LM Group, with the exception of commercial trade debt arising in the ordinary course of business, and all interest accrued thereon to the Completion Date will have been satisfied and any commitment thereunder cancelled, and the Group will have no further debt obligations to any member of the LM Group, with the exception of commercial trade debt arising in the ordinary course of business.

7.	SELLER’S WARRANTIES; SELLER’S LIMITATION OF LIABILITY

7.1	The Seller warrants to the Purchaser in the terms of the Warranties at the date of this Agreement and at the Completion Date.

7.2	Each of the Warranties set out in each paragraph of Schedule 4 (Warranties) shall be separate and independent, apply to and effect all the Group Companies including the Branch and, save as otherwise expressly provided in this Agreement, shall not be limited by reference to any other paragraph of Schedule 4 (Warranties).

7.3	In each Warranty, where any statement is qualified as being made “so far as the Seller is aware” or any similar expression, a matter shall be treated as being within the awareness, knowledge, information or belief of the Seller if: (i) it is within the actual knowledge, information or belief of any of Michael Duelund, Urban Folcker, Tommy Boork, Steven Olsen, Kenneth Fog-Nielsen, Clause Jensen, Jens Martin Jensen or Tim Hui; or (ii) any such persons would reasonably be expected to be aware, or to have such knowledge, information or belief, given their positions and responsibilities within the Group.

7.4	The Parties agree that:

(a)	the Purchaser shall pay, or procure the payment of the Insurance Premium at Completion to the Insurer;

(b)	if and to the extent that the Purchaser wishes to make a Claim, and the fact, matter or circumstance giving rise to such Claim would be, or might reasonably be expected to be, covered by the Insurance Policy (it being acknowledged and agreed that Claims up to the amount of the Insurance Excess, are not covered by the Insurance Policy) (a “Covered Risk”):

(i)	at the time of notifying a claim for a Covered Risk to the Insurer, the Purchaser shall also notify the corresponding potential Claim to the Seller by issuance of a Claim Notice (and in accordance with paragraph 2(a) of Schedule 6, an amount equal to any such Claim shall be withheld and not released from the General Escrow Account);

(ii)	the Purchaser shall first attempt to seek recovery under the Insurance Policy;

(iii)	the Seller shall not be liable in respect of any Claim relating to a Covered Risk, unless and until the Purchaser has made a claim in respect of the Covered Risk under the Insurance Policy, and the Insurer has finally determined that the claim (or any part thereof) is not payable pursuant to such Insurance Policy; and

(iv)	prior to seeking any recovery in respect of a Claim against the Escrow Amounts, the Purchaser shall confirm in writing to the Seller that either (A) in the Purchaser’s reasonable opinion, such matter that is not a Covered Risk; or (B) that the Insurer has determined that no amount is payable in respect of such matter pursuant to the Insurance Policy.

(c)	in connection with a Claim, if the Purchaser is unable to recover under the Insurance Policy, and the Seller makes a payment to the Purchaser in respect of such Claim,

upon the written request of the Seller, the Purchaser shall to the extent possible assign the claim (or potential claim) under the Insurance Policy to the Seller, to enable the Seller to pursue such claim against the Insurer; and

(d)	in the event that the Purchaser makes a claim under the Insurance Policy, the Purchaser agrees that:

(i)	at the time of making such claim, the Purchaser shall notify, and provide a copy of such claim and any supporting documentation, to the Seller; and

(ii)	the Purchaser shall, upon request from the Seller, keep the Seller reasonably informed of the claim under the Insurance Policy, including its progress.

7.5	The Seller shall not be liable in respect of any Claim unless the Purchaser shall have delivered a Claim Notice to the Seller as soon as reasonably practicable after the Claim has come to the knowledge of the Purchaser (it being acknowledged that this requirement to provide such notice to the Seller, and the failure to do so shall not preclude or limit a Claim unless and to the extent that the delay adversely affects the Seller’s ability to mitigate the amount of a Claim), and in any event:

(a)	in relation to a Claim under Clause 4 (Conduct of business before Completion) or Clause 5 (No Leakage), within 6 months after the Completion Date;

(b)	in relation to Other Tax Claims, any Claims under Schedule 4, paragraph 6 (Tax matters) or Schedule 4, paragraph 17 (Environmental matters), within 6 years after the Completion Date; and

(c)	in relation to any other Claim apart from Claims under the Title Warranties, within 18 months after the Completion Date.

Any Claims under the Title Warranties or Clause 3.11 shall survive indefinitely.

7.6	The Seller shall have no liability in respect of any Claim by the Purchaser unless:

(a)	the amount claimed in respect of any individual Claim exceeds €50,000 (each a “Qualifying Claim”). Claims based on the same cause or substantially the same cause, including claims due to a serial product error, shall be aggregated and shall be regarded as a single claim for the purpose of this clause 7.6(a); and

(b)	the aggregate amount of all Qualifying Claims exceeds €375,000 in which event the Seller shall be liable for the full amount of all such Qualifying Claims, and not just the excess.

The amounts in Clause 7.6(a) or 7.6(b) shall not apply to Claims arising out of (i) the Title Warranties; (ii) an Indemnity; (iii) Clause 4 (Conduct of Business Before Completion); (iv) Clause 5 (Leakage); (v) Clause 8.4; or (vi) Clause 3.11.

7.7	The Seller shall not be liable in respect of a Claim, if the matter which has given cause for the Claim is fairly disclosed in the Due Diligence Documentation. For the purposes of this Agreement and the Disclosure Letter, “fairly disclosed” means disclosed with sufficient details to identify the nature and scope of the matter disclosed in the Due Diligence Documentation. For the avoidance of doubt, opinions, advice and limitations of scope (to the extent they do not disclose facts) in the due diligence reports provided by the Seller’s advisors and contained in the Merrill Datasite shall not be considered disclosed. This limitation, however, shall not apply to Claims arising out of breaches of: (i) the Title Warranties; (ii) an Indemnity; (iii) Clause 4 (Conduct of Business Before Completion); (iv) Clause 5 (Leakage); (v) Clause 8.4; (vi) Schedule 4, Clause 6 (Tax Matters); or (vii) Clause 3.11.

7.8	The maximum aggregate liability of the Seller in relation to all Claims (including, without limitation, Other Tax Claims, Employment Claims or Trade Debtor Claims) shall not exceed the General Escrow Amount plus the Shared Amount. This limitation shall, however, not apply to any Claims arising out of breaches of: (i) the Title Warranties; (ii) the TP Indemnity (the aggregate liability for such indemnity being set out in Clause 9.2); (iii) Clause 3.11; (iv) Clause 14.8; (v) Clause 4.5, or (vi) Clause 5 (Leakage), which shall (together with all other Claims against the Seller made in connection with this Agreement) be limited to a maximum aggregate amount of the Consideration. Claims shall be calculated in accordance with and subject to Danish Law, with the modifications set out herein.

7.9	If the Purchaser or any member of the Purchaser’s Group becomes aware of a matter which constitutes or is reasonably likely to give rise to a Claim or a TP Claim:

(a)	the Purchaser or the relevant member of the Purchaser’s Group shall within a reasonable time deliver a Claim Notice or TP Notice to the Seller of the matter in accordance with Clauses 7.5 and 9.3, and shall consult with the Seller with respect to the matter;

(b)	the Purchaser or the relevant member of the Purchaser’s Group shall, and shall ensure that each member of the Purchaser’s Group will (save to the extent to do so would not be legally permissible), (i) provide to the Seller and its advisers reasonable access to any member of the Purchaser’s Group’s (including, for the avoidance of doubt, any Group Company’s after Completion) premises, personnel and relevant assets, documents and records for the purposes of investigating them after and enabling the Seller to take the action referred to in paragraph (d) below; and (ii) keep the Seller reasonably informed in relation to the matter, including its progress;

(c)	save to the extent to do so would not be legally permissible, the Seller (at its cost) may take copies of the documents or records, and photograph the premises or assets, referred to in paragraph (b) above;

(d)	the Seller shall use all reasonable endeavours and take all reasonable steps to settle and resolve the subject matter of any Claim or TP Claim, as soon as is practicable;

(e)	the Purchaser or the relevant member of the Purchaser’s Group shall, and shall ensure that each member of the Purchaser’s Group will:

(i)	take any action and institute any proceedings, as the Seller may reasonably request in writing, to avoid, dispute, defend, resist, appeal, compromise or mitigate any Claim or TP Claim (a “Disputed Claim”), including without limitation, in respect of any in respect of Tax claims of any kind (including TP Claims or Claims pursuant to paragraph 6 of Schedule 4), through institution, where relevant, of Mutual Agreement Procedures under the EU Arbitration Convention (or relevant double tax treaties where the EU Arbitration Convention does not apply), and in the event that the EU Arbitration Convention or double tax treaties do not apply, seek a corresponding adjustment in the foreign income;

(ii)	upon notice in writing from the Seller to the Purchaser, save to the extent to do so would not be legally permissible, permit the Seller or any of its Affiliates to take conduct of such Disputed Claim and resist or contest such Disputed Claim in the name of the relevant Group Company, and give any information and assistance, as the Seller or its insurers may reasonably request to:

(1)	dispute, resist, appeal, compromise, defend, remedy or mitigate the Disputed Claim (other than agreeing to any non-monetary relief); or

(2)	enforce against a person (other than the Seller, any Group Company or member of the Purchaser’s Group) the rights of a member of the Purchaser’s Group or any of their insurers in relation to the matter;

provided that in any such case: (A) the Seller shall indemnify the Purchaser (for itself and as trustee for each member of the Purchaser’s Group) from time to time on demand against all losses, claims, expenses, demands and other liabilities incurred by any member of the Purchaser’s Group as a result of compliance with the above provisions of this paragraph (e); (B) the Purchaser shall be kept informed of all matters pertaining to the Disputed Claim; and (C) the Seller shall not enter into any settlement binding the Purchaser or any Group Company to any obligation without the prior written consent of the Purchaser or the relevant Group Company, which consent shall not be unreasonably withheld, delayed or made subject to conditions. The Seller expressly acknowledges and agrees that: (X) any amounts payable under the indemnity provided in this Clause 7.9(e), shall not be required to be satisfied (but may at the Purchaser’s election be satisfied) by the Escrow Amounts, and the Purchaser shall have separate recourse to the Seller, and further that the limitations set out in Clauses 7.5, 7.6 and 7.7 shall not apply to such indemnity; (Y) upon the written request of the Purchaser, it will either prepay or provide security for amounts that are reasonably expected to be payable pursuant to the indemnity under item (A) above, and if the Seller does not prepay or provide security for such amounts, the Purchaser is not obliged to carry out any of its obligations pursuant to this Clause 7.9(e); and

(f)	the Purchaser or the relevant member of the Purchaser’s Group shall not, and shall ensure that each member of the Purchaser’s Group shall not, admit liability in respect of, or compromise or settle, the matter without the prior written consent of the Seller, which consent may not be unreasonably withheld or delayed.

7.10	When calculating a loss of the Purchaser due to a breach of this Agreement or any Transaction Document by the Seller, the following principles apply to the calculation:

(a)	the Seller shall not be held liable for any indirect or consequential losses of the Purchaser or any Group Company, such as operating loss, loss of profits, loss of interest or consequential costs, including any legal fees in connection with such matters (in Danish: “indirekte tab eller folgeskader”) (“Consequential Losses”), but shall be held liable for Consequential Losses to the extent the Consequential Losses are claimed by a third party against the Purchaser or any Group Company, and the Purchaser or any Group Company is required to pay such Consequential Losses to the third party;

(b)	the quantum of losses of the Purchaser are calculated on a € for € basis, and in no event shall any multiple or similar ratio be used in calculating the amount of losses.

(c)	the effect of any realised tax benefit or saving, or the value of any future tax benefit or saving (in respect of the value of any future tax benefit or saving, the expected/calculated tax benefit shall be discounted into present value (based on its reasonably expected time of payment/accrual) and only to the extent that it is substantially likely that such benefit or saving shall apply within five (5) years after the time of calculation of the tax benefit) applying the tax rate current at the time by the Purchaser or any Group Company shall be deducted;

(d)	the amount of any compensation or other recovery (including, without limitation, any insurance proceeds) which is paid or substantially likely to be recovered by the Purchaser or any Group Company shall be deducted, less any Taxes on the amounts to the extent the amount is taxable in the hands of the recipient (and such tax has not already been taken into account). If the Seller has settled and paid a Claim or TP Claim and the Purchaser, or any Group Company, subsequently recovers any payment or compensation related to such claim, the Purchaser shall immediately transfer to the Seller the amount so recovered, less the Purchaser’s or any Group Company’s reasonable expenses related to such recovery;

(e)	the occurrence of or the increase of a loss attributable to any change in the applicable law, or any change in tax rates, or any change in the accounting principles adopted after the signing date of this Agreement shall be disregarded;

(f)	the occurrence of or increase of a loss arising from the result of any act or omission after the Completion Date on the part of the Purchaser, or any Group Company, or their respective directors, officers, employees or agents shall be disregarded, unless such act or omission was required pursuant to the terms of this Agreement;

(g)	in the event that a reserve has been established in the Locked Box Date Accounts:

(i)	with respect to reserves established for specific warranty claims, only losses incurred which are in excess of the aggregate reserve for all specific warranty claims, (but, for avoidance of doubt, excluding any general warranty reserve), shall be included in the calculation of a loss; and

(ii)	with respect to reserves established for general warranty claims, only losses incurred which are in excess of the aggregate reserve for all general warranty claims, (but, for avoidance of doubt, excluding any specific warranty reserve), shall be included in the calculation of a loss; and

(h)	the Purchaser is under an obligation to mitigate the losses (in Danish: “tabsbegrænsningsforpligtelse”) in accordance with Danish law.

7.11	Any payment by the Seller to the Purchaser pursuant to Clauses 7, 8 or 9 shall be deemed an adjustment to the Consideration whereby the Consideration is decreased by the amount paid by the Seller on a € for € basis.

7.12	The remedies provided in this Clause 7 and Clause 8 are the exclusive remedies available to the Purchaser with respect to any Claim. Subject to termination in accordance with the specific terms of this Agreement and save for rescindment of the Agreement prior to Completion due to the Seller’s, the Seller’s Affiliates or the Seller’s Representatives’ fraud, fraudulent misconduct or Gross Negligence, the Purchaser is not entitled to rescind the Agreement (in Danish: “hæve aftalen”) or claim for a proportionate reduction of the Consideration (in Danish: “forholdsmæssigt afslag”). For the avoidance of doubt:

(a)	the Parties are entitled to request specific performance of the other Parties in respect of the covenants undertaken by the Parties pursuant to Schedule 3; and

(b)	a breach of this agreement may be taken into consideration in the assessment of whether a Material Adverse Change has occurred for the purposes of Clause 3.1(c).

7.13	The limitations of liability contained in this Clause 7 shall not apply to any liability for any Claim, or to any other liability arising under this Agreement, to the extent that the same is attributable to fraud, fraudulent misrepresentation or Gross Negligence on the part of the Seller or any of the Seller’s Affiliates, including the Seller’s Representatives.

7.14	The Purchaser agrees and undertakes that it will not make, and to the fullest extent permissible waives any right it may have to make, any claim against any Group Company or their present or former Representatives, or the present or former Representatives of LM Group, in respect of any claim for breach of Warranty or in respect of any misrepresentation, inaccuracy or omission in or from any information or advice supplied or given by any such person on connection with the Warranties or this Agreement (including, for the avoidance of doubt, in the Due Diligence Documentation), save in the event of fraud or fraudulent misrepresentation.

8.	SPECIFIC INDEMNITIES AND UNDERTAKINGS

8.1	The Seller undertakes to indemnify and hold the Purchaser harmless (by way of an adjustment of the Consideration) to the extent that, any Trade Debtor Liability (or part thereof) remains unpaid by the relevant counterparty on the date which falls 12 months after the Completion Date (save to the extent that such liability has been settled, released, waived, forgiven or set-off by any member of the Purchaser’s Group on or prior to such date, without the consent of the Seller) (the “Trade Debtor Indemnity”).

8.2	In respect of the Trade Debtor Liabilities, the Purchaser agrees that:

(a)	if and to the extent that a Trade Debtor Liability (or any part thereof) is covered by an insurance policy (such as a trade debtor insurance policy) or other indemnity maintained by any member of the Purchaser’s Group:

(i)	the Purchaser shall (or shall procure that the relevant member of the Purchaser’s Group shall) attempt to seek recovery under such insurance policy or indemnity; and

(ii)	if and to the extent that the Purchaser recovers any amount pursuant to Clause 8.2(a)(i), any Claims against the Seller shall be reduced by such amount, or, should a Claim have already been satisfied by the Seller in respect of such matter, such amount shall be reimbursed to the Seller without set-off or counterclaim, provided that nothing in this Clause 8.2(a) shall be construed to require the Purchaser to procure or maintain any such insurance for the Trade Debtor Liabilities.

(b)	up and until the date which falls 12 months after the Completion Date, the Purchaser undertakes that it shall, and that it shall procure that the Group Companies shall:

(i)	use all reasonable endeavours to collect and have repaid the Trade Debtor Liabilities in a manner consistent with the Trade Debtor Schedules;

(ii)	take any action that the Seller may reasonably request in writing to enforce or recover any Trade Debtor Liability, provided such action is in accordance with the methods or actions as set out in the Trade Debtor Schedules;

(iii)	not enter into any agreement, arrangement or understanding pursuant to which it accepts or allows any delay in repayment of any Trade Debtor Liability without the prior consent of the Seller (such consent not to be unreasonably withheld or delayed); and

(iv)	within 5 Business Days after each of the dates falling 3 months, 6 months and 9 months after Completion, deliver to the Seller written notice setting out (i) a report specifying the quantum and aging of the Trade Debtor Liabilities which remain outstanding; and (ii) a certification that the procedures described in the document disclosed in the Trade Debtor Schedules have been followed consistently in order to recover the Trade Debtor Liabilities, provided that it is agreed that the Purchaser may (or may allow a Group Company to) take actions which are not expressly specified in the Trade Debtor Schedules, if and to the extent that such actions are reasonable in the circumstances, and do not materially increase the likelihood of a liability arising under the Trade Debtor Indemnity; and

(c)	if the Seller makes any payment (or any payment is made on its behalf) pursuant to the Trade Debtor Indemnity, and the Purchaser or the relevant Group Company subsequently receives payment in full or in part of a Trade Debtor Indemnity the Purchaser undertakes that it shall, and that it will procure that the Group shall, as soon as reasonably practically possible after receipt of such payment, reimburse the Seller of such amount, less any reasonable costs incurred by third parties in connection with the recovery (but without any set-off and free and clear of any other deduction or withholding of any kind other than any deduction or withholding required by law).

8.3	The Seller undertakes to indemnify and hold the Purchaser harmless (by way of an adjustment of the Consideration) for any and all losses sustained by the Purchaser and/or any of the Group Companies in respect of:

(a)	any amounts of VAT underpaid by Svendborg Brakes (Shanghai) Co. Ltd. on sales made by it on or prior to the Locked Box Date; or

(b)	any amounts of tax paid for related party transactions entered into by Svendborg Brakes (Shanghai) Co. Ltd. on or prior to the Locked Box Date,

such indemnities being referred to herein as the “Other Tax Indemnities”.

8.4	The Seller undertakes and agrees that it is responsible for and as of the Completion Date shall have paid all of the Employment Costs not using the funds of any Group Company (save for as provided for in Schedule 9 to this Agreement), and if and to the extent that any member of the Group becomes liable for such Employment Costs, the Seller shall pay an amount equal to such costs to the Purchaser (or as the Purchaser directs).

9.	TP INDEMNITY

9.1	The Seller undertakes to indemnify and hold the Purchaser harmless (by way of an adjustment of the Consideration) in respect of:

(a)	the potential Tax claim set out in the pre-assessment notice issued by the Danish Tax Authorities as disclosed in the Data Room at Merrill Datasite reference a.b.4.2.3 concerning remuneration of the Subsidiaries Svendborg Brakes Trading (Shanghai) Co. Ltd. and Svendborg Brakes USA Inc. in the income years 2007 through 2011; and

(b)	potential Tax claims relating to the same or similar transfer pricing issues as mentioned in Clause 9.1(a), but relating to the income years 2012 and 2013,

including, for the avoidance of doubt, interest, costs and expenses in relation thereto (the “TP Indemnity”).

9.2	The maximum aggregate liability of the Seller in relation to all TP Claims, shall not in any circumstances exceed the TP Escrow Amount plus the General Escrow Amount. TP Claims shall be calculated in accordance with and subject to Danish Law with the modifications set out herein.

9.3	The Seller acknowledges that it is aware of the circumstances regarding the TP Indemnity, however if and to the extent that the Purchaser wishes to make a TP Claim, it shall deliver a written notice specifying in reasonable detail: (i) the circumstances that give rise to the TP Claim; and (ii) the amount claimed (a “TP Notice”). In respect of potential Tax claims covered by Clause 9.1(b), the Seller shall not be liable in respect of such Tax claims unless a TP Notice is received within 6 years of the date of Completion.

9.4	The remedies provided in this Clause 9 are the exclusive remedies available to the Purchaser with respect to any TP Claim. Subject to termination in accordance with the terms of this Agreement, the Purchaser is not entitled to rescind the Agreement (in Danish: “hæve aftalen”) or claim for a proportionate reduction of the Consideration (in Danish: “forholdsmæssigt afslag”).

9.5	The provisions of Clauses 7.10, 7.11, 7.13, and 7.14 shall apply to any TP Claim, provided that a reference to “Claim” therein shall be construed as a reference to “TP Claim”.

9.6	The Parties agree that if a matter consistent with paragraphs (4)(b)(ii) or (iii) of Schedule 6 occurs prior to Completion (“Pre-Completion Resolution”) and any amount to be paid by a Group Company in connection with such Pre-Completion Resolution is actually paid prior to Completion, then:

(a)	if a Pre-Completion Resolution occurs in respect of the matter provided for in Clause 9.1(a), the amount of the liability in respect of such matter being referred to herein as the “Pre-Completion 2007-2011 Amount”:

(i)	subject to the provisions of Clause 9.6(c), the 2007-2011 TP Escrow Amount shall be adjusted and shall become equal to the lesser of (i) the Shared Amount or (ii) the difference between the initial 2007-2011 TP Escrow Amount (prior to any adjustment pursuant to this clause 9.6(a)(i)) and the Pre-Completion 2007-2011 Amount (and for the avoidance of doubt, such amount may be zero), and such amount shall be considered the Shared Amount for purposes of this Agreement, and the TP Escrow Amount shall be accordingly decreased; and

(ii)	the Consideration payable by the Purchaser at Completion shall be reduced by the Pre-Completion 2007-2011 Amount; or

(b)	if a Pre-Completion Resolution occurs in respect of the matter provided for in Clause 9.1(b), the amount of the liability in respect of such matter being referred to herein as the “Pre-Completion 2012-2013 Amount”:

(i)	subject to the provisions of Clause 9.6(c), the 2012-2013 TP Escrow Amount shall not be placed into the TP Escrow Account, and the TP Escrow Amount shall be accordingly decreased; and

(ii)	the Consideration payable by the Purchaser at Completion shall be reduced by the Pre-Completion 2012-2013 Amount; or

(c)	if a Pre-Completion Resolution occurs in respect of the matters provided for in both Clause 9.1(a) and 9.1(b) such that no further TP Claims exist, the aggregate amount of the liability in respect of such matters being referred to herein as the “Pre-Completion TP Amount”:

(i)	an additional amount equal to the lesser of (i) the Shared Amount or (ii) the difference between the initial TP Escrow Amount (not subject to any adjustment) and the Pre-Completion TP Amount, shall be placed in the TP Escrow Account, and shall be considered the Shared Amount for the purposes of this Agreement, and such amount shall be considered the TP Escrow Amount; and

(ii)	the Consideration payable by the Purchaser at Completion shall be reduced by an amount equal to the Pre-Completion TP Amount.

10.	ESCROW AND DEFERRED CONSIDERATION

Escrow

10.1	With respect to the treatment of the Escrow Amounts, the Parties agree to comply with Schedule 6 of this Agreement and the terms of the Escrow Agreements.

10.2	The Parties agree that:

(a)	the purpose of placing the TP Escrow Amount into the TP Escrow Account is to satisfy:

(i)	TP Claims; and

(ii)	Claims against the Shared Amount (or such lesser amount as is held in the TP Escrow Account from time to time), provided that in respect of any Claim against the TP Escrow Amount (for the avoidance of doubt, other than a TP Claim): (A) a Claim Notice is delivered in accordance with this Agreement within 18 months after the Completion Date; and (B) the aggregate amount of all Claims made against the TP Escrow Amount (for the avoidance of doubt, other than a TP Claim) will not in any circumstances exceed the Shared Amount,

(iii)	the Purchaser cannot claim against the TP Escrow Amount in respect of any Claims, save for in the circumstances described in Clause 10.2(a)(ii) above; and

(iv)	all TP Claims against the Seller must, if payable in accordance with the terms of this Agreement, firstly be satisfied by payment from the TP Escrow Amount held in the TP Escrow Account, and secondly by payment from the General Escrow Account (and accordingly, cannot exceed the TP Escrow Amount plus the General Escrow Amount), in each case in accordance with this Clause 10 and Schedule 6.

(b)	the purpose of placing the General Escrow Amount into the General Escrow Account is to satisfy any Claims (including Other Tax Claims, Employment Claims and Trade Debtor Claims) to the extent they are validly made in accordance with the terms of this Agreement, plus any TP Claims for which the TP Escrow Amount is not sufficient. Subject to Clause 7, all Claims against the Seller must, if payable in accordance with the terms of this Agreement, be satisfied by payment from:

(i)	the General Escrow Amount held in the General Escrow Account (from time to time); and/or

(ii)	the Shared Amount in the TP Escrow Account, in accordance with Clause 10.2(a)(ii) above,

it being understood (i) that Claims raised against the Seller within 18 months following Completion must, if payable in accordance with the terms of this Agreement, first be paid out of the Shared Amount and (ii) that Claims raised against the Seller cannot exceed the General Escrow Amount plus the Shared Amount, and in each case, in accordance with this Clause 10 and Schedule 6; and

(c)	notwithstanding that the Shared Amount is made available for Claims in accordance with Clause 10.2(a)(ii) above, it shall also remain available for TP Claims, and accordingly, to the extent either a Claim or a TP Claim reduces the Shared Amount available, only such reduced amount shall be available for Claims and TP Claims going forward.

Deferred Consideration

10.3	The Parties acknowledge and agree that:

(a)	as set out in Schedule 9 to this Agreement, the Seller intends to procure that the China Dividends (less the China Withholding Tax) are paid prior to Completion, and the proceeds of such dividends will be distributed to members of the LM Group and/or used to pay debt owed by members of the LM Group;

(b)	notwithstanding this intention, if the China Dividends are not paid prior to Completion:

(i)	the Purchaser shall procure that the China Dividends (less the China Withholding Tax) are paid as soon as is reasonably practicable after Completion;

(ii)	on the reasonable request of the Seller, the Purchaser shall keep the Seller informed of the progress and status of the payment of any China Dividend; and

(iii)	upon receipt of a China Dividend (less the China Withholding Tax applicable to that dividend), the Purchaser shall or shall procure that an amount equal to that China Dividend (less the China Withholding Tax applicable to that dividend and net of the reasonable costs and expenses of the Purchaser or any Group Company paid to any third party in procuring such dividends are paid) is paid to the Seller, being a payment of deferred consideration as an adjustment to the Consideration.

10.4	In the first instance, the Seller intends to apply the China Withholding Tax to the China Dividends at a rate of 10%, but it is noted that such tax may be reduced. Accordingly, the Purchaser undertakes and agrees that it will (or it will procure that a member of the Group will):

(a)	take such steps as are reasonably required by the Seller to recoup part of the China Withholding Tax (it being noted that the intention is to reduce the aggregate tax from a rate of 10% to 5%), including, without limitation, making such filings, submissions and presentations to the relevant Tax authorities as are reasonably necessary to procure such matters;

(b)	on the reasonable request of the Seller, the Purchaser shall keep the Seller informed of the progress and status of recouping of any such Tax; and

(c)	upon receipt of any monies pursuant to such submissions, pay such funds to the Seller, net of the reasonable costs and expenses of the Purchaser or any Group Company paid to any third party in recovering such amounts.

10.5	Every amount payable under Clauses 10.3 and 10.4 shall be made in full without any set-off or counterclaim howsoever arising (save for any additional Tax borne by the Purchaser and/or any Group Company in carrying out such steps).

10.6	If, due to the operation of any laws or regulations a China Dividend cannot be paid, or the amounts mentioned in Clause 10.4 cannot reasonably be expected to be recouped or claimed from the relevant Tax authority, the Purchaser shall be released of the Purchaser’s obligation to pay these amounts to the Seller upon providing the Seller with reasonable documentary evidence of such reasons for the inability to make the dividend or recoup the payment.

11.	PURCHASER AND PURCHASER GUARANTOR WARRANTIES

11.1	Each of the Purchaser and the Purchaser Guarantor warrants to the Seller at the date of this Agreement and at the Completion Date that:

(a)	each of them has the requisite power and authority to enter into and to perform each Transaction Document to which it is a party;

(b)	each Transaction Document to be entered into by each of them constitutes or will, when executed, constitute, legally valid and binding obligations of the Purchaser and the Purchaser Guarantor;

(c)	at Completion each of them will have the necessary cash resources to comply with its obligations under this Agreement;

(d)	compliance with the terms of each Transaction Document does not and will not conflict with or constitute a default or a breach under any provision of:

(i)	the memorandum or articles of association or equivalent constitutional documents of the Purchaser or the Purchaser Guarantor;

(ii)	any order, judgment, award, injunction, decree, ordinance or regulation or any other restriction of any kind or character by which the Purchaser or the Purchaser Guarantor is bound or submits; or

(iii)	any agreement, instrument or contract to which the Purchaser or the Purchaser Guarantor is a party or by which it is bound; and

(e)	save for any consents, notices or approvals required from the Competition Authority in accordance with Clause 3 and notice requirements pursuant to Clause 15.3 of this Agreement, compliance with the terms of this Agreement does not and will not require the Purchaser or the Purchaser Guarantor to obtain any consent or approval of, or give any notice to or make any registration with, any Governmental Authority which has not been obtained or made at the date of this Agreement.

12.	PURCHASER GUARANTOR GUARANTEE

12.1	The Purchaser Guarantor as primary obligor unconditionally and irrevocably:

(a)	guarantees by way of continuing guarantee of its obligations hereunder to the Seller the due and punctual performance by the Purchaser of its obligations pursuant to Clauses 2.2, 6.2(a) and Part A of Schedule 3;

(b)	agrees that if the Purchaser fails to make any payment of the Consideration in accordance with Clause 2.2, the Purchaser Guarantor shall on demand (without requiring the Seller first to take steps against the Purchaser or any other person) pay that amount to the Seller, provided that either (i) the Conditions are fulfilled and Completion has occurred; or (ii) Completion has not occurred as contemplated by this Agreement, and the failure to complete (including due to a Condition not being fulfilled, or a deliverable under Part A of Schedule 3 not being satisfied) is due to a failure by the Purchaser to perform its obligations under this Agreement (for the avoidance of doubt, this shall not include a circumstance where the failure is due to circumstances outside the Purchaser’s (or any of its Affiliates’ or Representatives’) control).

12.2	Each payment to be made by the Purchaser Guarantor under this Clause 12 (Purchaser Guarantor Guarantee) shall be made in the currency in which the relevant amount is payable by the Purchaser and the provisions of Clause 28 shall apply mutatis mutandis to payments by the Purchaser Guarantor under this Clause 12 (Purchaser Guarantor Guarantee) as if such payment was pursuant to a Claim.

12.3	The Purchaser Guarantor’s obligations under this Clause 12 (Purchaser Guarantor Guarantee) shall not be affected by any matter or thing which but for this provision might operate to affect or prejudice these obligations, including without limitation:

(a)	any time or indulgence granted to, or composition with, the Purchaser or any other person;

(b)	the taking, variation, renewal or release of, or neglect to perfect or enforce this Agreement or any right, guarantee, remedy or security from or against the Purchaser or any other person;

(c)	the inability or failure of the Purchaser to satisfy any amount in connection with this Agreement, including where such inability or failure arises due to this Agreement being unenforceable against, or invalid in respect of, the Purchaser, and not due wholly or primarily to any action or inaction by the Seller; or

(d)	that the Seller may not have provided any or sufficient information to, or obtained consent from, the Purchaser Guarantor regarding any action or omission to act towards the Purchaser, including without limitation as set out in Clauses 12.3(a) to (c), provided that, if and to the extent that the Purchaser is not required to pay the Consideration in accordance with the terms of this Agreement (but for any unenforceability or invalidity not due wholly or primarily to the action or inaction of the Seller as set out in (c) above), then the Purchaser Guarantor shall not be required to pay such Consideration.

13.	NON-COMPETE AND NON-SOLICITATION

13.1	Subject to Clause 13.3, for a period of two (2) years from the Completion Date, the Seller shall refrain, and shall procure that each member of the LM Group refrains, from any activity competing with the Restricted Business. Furthermore, the Seller shall refrain, and shall procure that each member of the LM Group refrains, in the same period from acquiring or holding, directly or indirectly, any equity in any legal entity engaging in any competing activity.

13.2	For a period of two (2) years from the Completion Date, unless a shorter period of time follows from mandatory legislation in the relevant jurisdiction (e.g. six (6) months in Denmark), the Seller shall refrain, and shall procure that each member of the LM Group refrains, from soliciting or attempting to solicit the service or employment of any Senior Employee of the Companies or the Subsidiaries (provided that this shall not restrict the LM Group from employing any person in response to a bona fide newspaper or trade advertisement).

13.3	The restrictions in Clause 13.1 shall not:

(a)	preclude any member of the LM Group from (i) providing products or services substantially in the same form or manner as provided by them at Completion; or (ii) providing operations and maintenance services to the wind power industry generally, provided that in providing such services, the LM Group does not, and does not seek to, market or provide services specifically to the industrial brakes segment of the wind power industry, and to the extent that LM Group in providing operation and maintenance services to the wind power industry generally also deliver products and/or services to the brakes segment of the wind power industry, such part of LM Group’s services may only constitute a minor part of the combined service to the specific customer;

(b)	preclude or restrict any member of the LM Group from holding, as a passive investor, not more than three per cent. of the issued share capital of any company whose shares are publicly traded or listed;

(c)	apply (or as the case may be shall cease to apply) in so far and to the extent that any member of the LM Group (or any part thereof) after Completion acquires, or is acquired by, any company or business, or enters into any joint venture, business combination or similar arrangement (a “Business Transaction”), and, as a result of any such Business Transaction, the LM Group subsequently includes a company or business that conducts business which falls within the terms of Clause 13.1 (the “Relevant Interest”) provided that:

(i)	the Relevant Interest is not the principal reason for such Business Transaction and that, upon the request of the Purchaser, the Seller can reasonably demonstrate the same; and

(ii)	the annual turnover generated by the Relevant Interest does not exceed the greater of:

(1)	10 per cent of the total consolidated turnover of the subject of the Business Transaction; or

(2)	€10,000,000.

14.	BOOKS AND RECORDS AND MISCELLANEOUS

14.1	The Purchaser shall procure that the Group Companies shall retain for a period of five (5) years from Completion (or such longer period as may be prescribed by applicable law) all books, records and other written information relating to the Group Companies, their assets, liabilities and / or business (i) delivered to the Purchaser in connection with the transactions contemplated by this Agreement; or (ii) held by the Group Companies at the Completion Date.

14.2	Upon reasonable written notice and at the Seller’s expense, the Purchaser shall procure that the Group Companies shall, to the extent permitted by applicable law, allow the Seller and its Representatives reasonable access during normal business hours to such books, records and other information (including, the right to inspect and take copies) as may be reasonably required by the Seller in order to enable the Seller or its Affiliates to comply with their statutory and contractual obligations (including, the Seller’s obligations under this Agreement) PROVIDED THAT any such access will be conducted under the supervision of personnel of the Purchaser and/or the Group Companies and in such a manner as not to interfere unreasonably with the normal operation of the business of the Group Companies. Without limitation to the foregoing, the Purchaser agrees that the Seller and its Representatives shall have access to the books, records and other information of the Group immediately after Completion in order to collate information to enable to it to prepare its accounts (as required by law).

14.3	Upon reasonable written notice and at the Purchaser’s expense, the Seller shall procure that the members of the LM Group shall, to the extent permitted by applicable law, allow the Purchaser and its Representatives reasonable access during normal business hours to the historical financial data of the Group (as at Completion) maintained in the IBM Cognos system maintained by the LM Group, and allow such persons to inspect and take copies (including electronic copies) of such information, as may be reasonably required by the Purchaser in order to enable the Group to comply with its statutory and contractual obligations PROVIDED THAT any such access will be conducted under the supervision of personnel of the LM Group and in such a manner as not to interfere unreasonably with the normal operation of the business of the LM Group.

14.4	The Parties have agreed not to enter into any transitional services agreements or similar arrangements with respect to the Purchaser’s taking over and operation of the Group post Completion. Notwithstanding the foregoing, upon written request from the Purchaser or any Group Company, the Seller shall, and the Seller shall procure that the LM Group shall, provide assistance to the Purchaser or any Group Company which the Purchaser or any Group Company may reasonably request, provided that:

(a)	the services are the same or substantially similar to those provided by a member of the LM Group to a Group Company on or prior to Completion;

(b)	the Seller or the LM Group is actually able to render such services, and such services are necessary to facilitate the Purchaser’s taking over and operation of the Group post Completion; and

(c)	such assistance shall be rendered at the Purchaser’s expense and on reasonable market terms.

14.5	If at any time after Completion and for any reason it is discovered that the Release Documents have not been sufficient to release the security referred to in the Release Documents, the Seller shall, upon written request from the Purchaser, use all reasonable endeavours to procure that the security trustee to the lending banks which have the benefit of such security, releases all such security as soon as reasonably practicable.

14.6

If at any time after Completion and for any reason it is discovered that, there exists any security over the shares or assets of a Group Company in connection with any financial debt of any member of the LM Group, or there exists any other obligation on the part of any of the Group Companies supporting or securing the financial obligations of any member of the LM

Group, the Seller shall and will procure that the LM Group shall, upon written request from the Purchaser, use all reasonable endeavours to promptly procure that the party that has the benefit of such security or such obligations, releases all such security and releases the relevant Group Company for such obligations as soon as reasonably practicable.

14.7	The Parties acknowledge and agree that the Group will not be covered by the LM Group’s General / Products Liability Insurance Policies as from Completion. The Parties agree that in the event that any Group Company suffers a loss, or becomes aware of facts or circumstances that would reasonably be expected to result in a loss, which is not covered by any of the Purchaser Group’s insurance policies, but which is or potentially is covered by the General / Products Liability Insurance Policies because the loss arises from a pre-Completion occurrence (a “Loss”):

(a)	provided that the Purchaser (or relevant Group Company) provides the Seller with all information reasonably requested in respect of such Loss (such that the Seller can determine, acting reasonably, that the Loss would reasonably be expected to be covered by the General / Products Liability Insurance Policies), the Seller shall, or shall procure that an Affiliate shall, notify and pursue recovery of the Loss under the relevant General / Products Liability Insurance Policy (it being acknowledged that recovery of such Loss includes all available types of cover under the LM Group’s General / Products Liability Insurance Policies, including, but not limited to indemnity and defence costs);

(b)	on the request of the Purchaser (or any Group Company), the Seller shall upon notification of a Loss to the insurer, also notify the insurer that the Purchaser (or relevant Group Company) is nominated as Loss payee for any and all insurance proceeds in respect of such Loss and keep the Purchaser (or any relevant Group Company) informed of the progress and status of any such claim; and

(c)	in pursuing recovery for the Loss under the General / Products Liability Insurance Policies, the Seller shall take into account the reasonable requests and representations of the Purchaser (or relevant Group Company), and provided that any such request does not have an adverse effect on the LM Group, take such actions in respect of the recovery of such Loss, as the Purchaser requests (it being acknowledged that it shall be at the discretion of the Seller as to whether any proceeding or litigation or other step of a similar kind is threatened or brought against the relevant insurer or underwriter, provided that, the Seller shall not unreasonably refuse such a request by the Purchaser if the Purchaser provides an opinion of counsel that determines that, under the circumstances, pursuit of an action for recovery against the insurer would be reasonable. For the avoidance of doubt, the Seller shall have conduct in respect of any such action), provided that in any such case: (A) the Purchaser shall indemnify the Seller (for itself and as trustee for each member of the LM Group) from time to time on demand against all losses, claims, expenses, demands and other liabilities incurred by any member of the LM Group as a result of compliance with the above provisions of this Clause 14.7 (including, without limitation, reasonable costs of making and pursuing a claim); (B) upon the written request of the Seller, it will either prepay or provide security for amounts that are reasonably expected to be payable pursuant to the indemnity under item (A) above, and if the Purchaser does not prepay or provide security for such amounts, the Seller is not obliged to carry out any of its obligations pursuant to this Clause 14.7; and (C) subject to the obligations to give notice to the Purchaser as set out herein, nothing herein shall require the LM Group or its Affiliates to maintain existing its insurance policies post Completion;

The Seller shall ensure, and shall procure that the LM Group ensures, that the LM Group does not terminate, buy-back, or in other ways exit the General / Products Liability Insurance Policies (with the effect that the cover for any Loss or future Loss is limited or eliminated) without providing the Purchaser with at least three (3) months’ prior written notice of the LM Group’s intent to terminate such General / Products Liability Insurance Policies. In addition, the Seller shall, and shall procure that the LM Group shall, cooperate reasonably in the event that the Purchaser determines that purchasing a form of “run-off” or “tail” coverage would be beneficial in protecting the Purchaser’s interests and ensuring there is no gap in coverage, provided that any such insurance shall be at the Purchaser’s cost.

14.8	The Parties acknowledge and agree that:

(a)	Mr H K Song is currently employed at Svendborg Brakes Korea Co. Ltd., however provides no services to Svendborg Brakes Korea Co. Ltd. and solely carries out business for and on behalf of the LM Group. The LM Group undertakes use all reasonable endeavours to enter into, as soon as practically possible after signing of this Agreement, a new employment agreement (or an assignment of the existing employment agreement) with Mr Song to accomplish the transfer of his employment to another legal entity within or on behalf of the LM Group. The LM Group undertakes to indemnify and hold harmless, Svendborg Brakes Korea Co. Ltd for all damages, liabilities and costs, including already paid costs, and all other costs relating to Mr H K Song, from the Locked Box Date to Completion and undertakes and agrees to pay all costs and take over all liabilities relating to Mr Song from Completion until Mr Song is transferred to another entity of the LM Group or until Mr Song’s employment with Svendborg Brakes Korea Co. Ltd. is terminated (including where such termination of Mr H K Song is not lawful, i.e. not in compliance with relevant labour law entailing penalties to be paid by Svendborg Brakes Korea Co. Ltd. to Mr H K Song), whichever date is first; and

(b)	the Seller holds the lease as lessee, and pays the rent for, the leased premises in South Korea situated at 102-2602, Daewoo World Mark-YongSan, Seoul (the “South Korean Leased Premises”). The parties further acknowledge that Mr H K Song (who is currently an employee of Svendborg Brakes Korea Co. Ltd, but whose employment shall be dealt with pursuant to Clause 14.8(a) above) is provided with access to and use of the Leased Premises and that LM Group reimburses Svendborg Brakes Korea Co. Ltd for such use. Following signing of this Agreement:

(i)	the Purchaser shall (and shall procure that Svendborg Brakes Korea Co. Ltd shall), subject at all times to the terms of any lease agreement or extension relating to the Leased Premises, and provided that such access is not materially detrimental to the Purchaser or any Group Company, permit Mr H K Song to have access to and use of the Leased Premises for not less than 6 months after Completion, and thereafter as agreed to between the Parties; and

(ii)	the Seller shall reimburse and shall procure that the LM Group reimburses Svendborg Brakes Korea Co. Ltd – upon Svendborg Brakes Korea Co. Ltd.’s delivery of documentation for half the costs relating to the Leased Premises and any additional costs relating to Mr H K Song’s use of the Leased Premises from the Locked Box Date (to the extent that such costs have not already been satisfied by a member of the LM Group), and for as long as the Leased Premises is shared by the Parties, and the Seller acknowledges and agrees that: (X) any amounts payable under the indemnity provided in this Clause 14.8, shall not be required to be satisfied (but may at the Purchaser’s election be satisfied) by the Escrow Amounts, and the Purchaser shall have separate recourse to the Seller, and further that the limitations set out in Clauses 7.5, 7.6 and 7.7 shall not apply to such indemnity; and (Y) upon the written request of the Purchaser, it will either prepay or provide security for amounts that are reasonably expected to be payable pursuant to this Clause 14.8, and if the Seller does not prepay or provide security for such amounts, the Purchaser is not obliged to carry out any of its obligations pursuant to this Clause 14.8.

15.	ANNOUNCEMENTS

15.1	The Parties hereby agree to the release of the Press Announcement promptly following the execution of this Agreement.

15.2	Save for the Press Announcement (and any announcement that is consistent in all material respects with the Press Announcement or any other announcement made in accordance with this Clause 15 (Announcements)) and subject to Clause 15.3, no public announcement concerning the existence or subject matter of this Agreement (i.e. announcements concerning this Agreement only) shall be made by any Party without the prior written approval of the Purchaser, in the case of any announcement by the Seller, or the Seller, in the case of any announcement by the Purchaser, in each case with such approval not to be unreasonably withheld or delayed.

15.3	A Party may make an announcement concerning the existence or the subject matter of this Agreement if required by:

(a)	any applicable law or enactment; or

(b)	any securities exchange or Governmental Authority to which that Party is subject or submits, wherever situated, including – on the part of the Purchaser – filings that it is required to, or that it considers (acting reasonably) it is advisable to, make with the United States Securities and Exchange Commission, provided that it shall, to the extent permitted by law, send the other Party a copy of such announcement simultaneously with the announcement pursuant to the above.

15.4	The restrictions contained in this Clause 15 (Announcements) shall continue to apply after termination of this Agreement without limit in time.

16.	CONFIDENTIALITY

16.1	Subject to Clauses 16.2 and 16.4, each Party shall treat as strictly confidential and shall not disclose to any other person any information received or obtained as a result of entering into or performing this Agreement which relates to the existence of this Agreement, the provisions of this Agreement, Claims, the negotiations and subject matter of this Agreement and the other Parties (“Confidential Information”) (including written information and information transferred or obtained orally, visually, electronically or by any other means) including details of any claims.

16.2	A Party may disclose information which would otherwise be subject to the provisions of Clause 16.1, if and to the extent:

(a)	it is required by applicable law or enactment to which such Party is subject;

(b)	it is an announcement made in accordance with the provisions of Clause 15 (Announcements);

(c)	it is required by any securities exchange or Governmental Authority to which any Party is subject or submits, wherever situated, whether or not the requirement for information has the force of law;

(d)	it is disclosed on a strictly confidential basis to the professional advisers, auditors and bankers of that Party;

(e)	it is disclosed on a strictly confidential basis to directors and / or employees of that Party, to its Affiliates or to directors and / or employees of its Affiliates;

(f)	it was lawfully in its possession or in the possession of any of its Affiliates or Representatives (in either case as evidenced by written records) free of any restriction as to its use or disclosure prior to it being so disclosed;

(g)	the information has come into the public domain through no fault of that Party or any of its Affiliates or Representatives;

(h)	that the Seller (in relation to disclosure by the Purchaser) or the Purchaser (in relation to disclosure by the Seller) has given prior written consent to the disclosure; or

(i)	it is required to enable that Party to perform this Agreement or enforce its rights under this Agreement and / or disclosure is required for the purposes of any Proceedings,

and PROVIDED THAT, without limitation to Clause 15.3, to the extent reasonably practicable and permitted by applicable law, the relevant person shall notify the other Parties to this Agreement of any information to be disclosed in reliance on Clauses 16.2(a) or 16.2(b).

16.3	Each of the Parties hereby agrees that it shall not use Confidential Information for any purpose other than in relation to the proper performance of its obligations and exercise of its rights under this Agreement (and the transactions contemplated hereby) or in connection with the business of the Group Companies.

16.4	Each of the Parties undertakes that it shall, and shall procure that its Affiliates shall, only disclose Confidential Information to any of its Representatives if it is reasonably required for purposes connected with this Agreement (or the other Transaction Documents) and only if the Representative is informed of the confidential nature of the Confidential Information and accepts equivalent restrictions to those accepted by the Party who discloses the information.

16.5	The restrictions contained in this Clause 16 (Confidentiality) shall continue to apply after termination of this Agreement without limit in time.

16.6	Without prejudice to any other rights or remedies that the Parties may have, the Parties acknowledge and agree that damages alone would not be an adequate remedy for any breach by them of this Clause 16 (Confidentiality) and that the remedies of injunction and specific performance as well as any other equitable relief for any threatened or actual breach of this Clause 16 (Confidentiality) by any Party would be more appropriate remedies.

17.	NOTICES

17.1	Any notice or other communication to be given under or in connection with this Agreement (a “Notice”) shall be:

(a)	in writing in the English language;

(b)	signed by or on behalf of the Party giving it; and

(c)	delivered:

(i)	personally by hand or courier (using an internationally recognised courier company); or

(ii)	sent by first class post (or by airmail if overseas) or recorded delivery or by facsimile; or

(iii)	by email, provided that if receipt is not acknowledged by the recipient by return email with 24 hours of it being sent, a copy of such notice must also be sent pursuant to any of the means set out in Clauses 17.1(c)(i) and (ii) above, no later than 2 Business Days after the day on which the original email was sent, to the Party due to receive the Notice, to the address and for the attention of the relevant Party set out in this Clause 17 (Notices) (or to such other address and / or for such other person’s attention as shall have been notified to the giver of the relevant Notice and become effective (in accordance with this Clause 17 (Notices)) prior to dispatch of the Notice).

17.2	In the absence of evidence of earlier receipt, any Notice served in accordance with Clause

17.1	shall be deemed given and received:

(a)	in the case of personal delivery by hand or courier, at the time of delivery at the address referred to in Clause 17.4;

(b)	in the case of first class post (other than airmail) or recorded delivery, at 10am on the second Business Day after posting;

(c)	in the case of airmail, at 10am on the fifth Business Day after posting;

(d)	in the case of facsimile, when confirmation of its successful transmission has been recorded by the sender’s fax machine; and

(e)	in the case of email, upon its receipt being acknowledged by return email, or provided the sender complies with Clauses 17.1(c)(iii) above, at the time the email was recorded as sent in the system of the sender.

17.3	For the purposes of this Clause 17 (Notices):

(a)	all times are to be read as local time in the place of deemed receipt; and

(b)	if deemed receipt under this Clause 17 (Notices) is not within business hours (meaning 9.00am to 5.30pm Monday to Friday on a day that is not a public holiday in the place of receipt), the Notice is deemed to have been received at 10am on the next Business Day in the place of receipt.

17.4	The addresses of the Parties for the purpose of this Clause 17 (Notices) are as follows:

(a)	Seller:

For the attention of:	Soren Hoffer

Address:	Jupitervej 6, 6000 Kolding, Denmark

Telephone:	+45 79 84 00 00

Facsimile:	+45 79 84 00 01

Email:	sh@lmwindpower.com

With a copy (which shall not constitute, or be essential for valid, notice) to:

For the attention of:	Graeme Stening, Head of Legal Affairs

Address:	Doughty Hanson & Co Managers Limited, 45 Pall Mall, London SW1Y 5JG

Telephone:	+44 20 7663 9484

Facsimile:	+44 20 7663 9354

Email:	graeme.stening@doughtyhanson.com

With a copy (which shall not constitute, or be essential for valid, notice) to:

For the attention of:	Allan Murray-Jones

Address:	Skadden, Arps, Slate, Meagher & Flom (UK) LLP, 40 Bank Street, Canary Wharf, London E14 5DS

Telephone:	+44 20 7519 7000

Facsimile:	+44 20 7519 7070

Email:	allan.murray-jones@skadden.com

(b)	Purchaser and Purchaser Guarantor:

For the attention of:

Carl Christenson

Address:	300 Granite Street, Suite 201, Braintree, MA 02184, USA

Telephone:	+1 781 917 0510

Facsimile:	+1 781 843 0615

Email:	carl.christenson@altramotion.com

With a copy (which shall not constitute, or be essential for valid, notice) to:

For the attention of:	Glenn Deegan

Address:	300 Granite Street, Suite 201, Braintree, MA 02184, USA

Telephone:	+1 781 917 0517

Facsimile:	+1 815 389 7782

Email:	glenn.deegan@altramotion.com

With a copy (which shall not constitute, or be essential for valid, notice) to:

For the attention of:	Peter M. Andersen

Address:	Bech-Bruun Law Firm, Langelinie Allé 35, DK-2100 Copenhagen Æ, Denmark

Telephone:	+45 72 27 33 06

Facsimile:	+45 72 27 00 27

Email:	pma@bechbruun.com

17.5	In proving service it shall be sufficient to prove that the envelope containing the notice or communication was properly addressed and delivered to the address shown thereon, or that the facsimile containing the notice or communication was transmitted to the fax number of the relevant Party.

17.6	If a Party can reasonably assume that the person for whose attention a Notice is marked in relation to another Party, or a director of such another Party, is aware that such a Notice has been given, such Notice shall be deemed to be validly given from the time at which such person had that awareness.

17.7	Any Party may notify the other Parties of any change to its name, address or facsimile number for the purpose of this Clause 17 (Notices), provided that such notice shall be sent to each of the other Parties and shall only be effective on:

(a)	the date specified in the notice as the date on which the change is to take effect; or

(b)	if no date is so specified or the date specified is less than three (3) Business Days after which such notice was given (or deemed to be given), the fourth Business Day after the notice was given or deemed to be given.

17.8	This Clause shall not apply to the service of, or any step in, Proceedings.

18.	INTEREST

If any sum due for payment under this Agreement is not paid on the due date the Party in default shall pay interest on the unpaid sum from the due date and until and including the date of actual payment at a rate equal to the aggregate of 5 per cent per annum.

19.	ASSIGNMENT

19.1	No Party may assign the benefit of this Agreement (in whole or in part) or transfer, declare a trust of or otherwise dispose of in any manner whatsoever its rights and obligations under this Agreement or sub contract or delegate its performance under this Agreement (each of the above a “dealing”) without the prior written consent of all of the other Parties, such consent to be at the absolute discretion of the other Parties to withhold.

19.2	Any dealing or purported dealing in contravention of this Clause 19 (Assignment) shall be ineffective to the extent possible.

19.3	Each Party that has rights under this Agreement is acting on its own behalf and not for the benefit of another person.

20.	COSTS AND EXPENSES

20.1	Save as otherwise expressly provided in this Agreement (including Clause 5 (No Leakage)), each Party shall pay its own costs and expenses in relation to the negotiation, preparation, execution and carrying into effect of this Agreement and all other documents mentioned herein.

21.	JOINT TAXATION

21.1	The Companies will cease to be jointly taxed with the Seller from the Completion Date as specified in Schedule 7.

22.	INVALIDITY

If at any time any provision of this Agreement shall be held to be illegal, void, invalid or unenforceable in whole or in part under any enactment or rule of law in any jurisdiction, then:

(a)	such provision shall:

(i)	to the extent that it is illegal, void, invalid or unenforceable, be given no effect and shall be deemed not to be included in this Agreement; and

(ii)	not affect or impair the legality, validity or enforceability in that jurisdiction of any other provision of this Agreement; or the legality, validity or enforceability under the law of any other jurisdiction of such provision or any other provision of this Agreement; and

(b)	the Parties shall use all reasonable endeavours to replace such a provision with a valid and enforceable substitute provision which carries out, as closely as possible, the intentions of the Parties under this Agreement.

23.	THIRD PARTY RIGHTS

23.1	The Parties do not intend that any term of this Agreement should be enforceable by any person (a “Third Party”) who is not a party to this Agreement.

23.2	Notwithstanding the provisions of Clause 23.1 or any benefits conferred by this Agreement on any third party, the Parties may agree to amend, vary, waive, terminate or rescind this Agreement at any time and in any way without the consent of any Third Party.

24.	FURTHER ASSURANCE

Without prejudice to any other provision of this Agreement, the Seller shall, on being required to do so by the Purchaser, do or procure the doing of all such acts and / or execute or procure the execution of such documents as the Purchaser may from time to time reasonably require in order to vest any of the Sale Shares in the Purchaser.

25.	WHOLE AGREEMENT

25.1	Each of the Parties to this Agreement confirms that the content of this Agreement and the other Transaction Documents as expressly set out herein and therein, represents the entire understanding, and constitutes the whole agreement, in relation to its subject matter and the transactions contemplated by this Agreement and the Transaction Documents, and supersedes all previous agreements, understandings or arrangements (whether express, implied, oral or written (whether or not in draft form)) between the Parties with respect thereto which shall cease to have any further force or effect notwithstanding the existence of any provision of any such prior agreement or understanding that any such rights or provisions shall survive its termination and, without prejudice to the generality of the foregoing, excludes any warranty, condition or other undertaking implied at law or by custom, usage or course of dealing.

25.2	The Purchaser (for itself and on behalf of each other member of the Purchaser’s Group) confirms that:

(a)

in entering into this Agreement and the other Transaction Documents it has agreed not to rely on any representation (including without limitation any misrepresentation or any misstatement), warranty, collateral contract, assurance, covenant, indemnity, undertaking or commitment which is not expressly set out in this Agreement, including the Due Diligence Documentation, or the applicable Transaction Document.

25.3	Without prejudice to the foregoing provisions of this Clause 25 (Whole Agreement), the Purchaser acknowledges and agrees that neither the Seller nor any of the Seller’s Affiliates nor any Group Company nor their respective Representatives, makes nor has previously made any representation (including any misrepresentation or any misstatement), warranty, collateral contract, assurance or undertaking as to the accuracy of the forecasts, estimates, projections, statements of intent and statements of opinion provided to the Purchaser or any of its Representatives (howsoever provided) on or prior to the date of this Agreement, including forecasts, estimates, projections, statements of intent and statements of opinion contained in materials provided in the Data Room/the Due Diligence Documentation, at or in relation to the presentations by the Representatives of the Seller and / or the management of the Group Companies to, and the related “Q and A” sessions with, the Purchaser and / or its Representatives.

26.	VARIATION AND WAIVER

26.1	No variation of this Agreement shall be effective unless it is in writing (which for this purpose, does not include email) and signed by or on behalf of each of the Parties. The expression “variation” shall, in each case, include any variation, supplement, deletion or replacement however effected.

26.2	Any waiver or any right or default hereunder shall be effective only in the instance given and will not operate as or imply a waiver of any other or similar right or default on any subsequent occasion. No waiver of this Agreement or of any provision hereof will be effective unless it is in writing and signed by the Party against whom such waiver is sought to be enforced.

26.3	Any delay by any Party in exercising, or failure to exercise, any right or remedy under this Agreement shall not constitute a waiver of the right or remedy or a waiver of any other rights or remedies and no single or partial exercise of any rights or remedy under this Agreement or otherwise shall prevent any further exercise of the right or remedy or the exercise of any other right or remedy.

27.	COUNTERPARTS

This Agreement may be executed in counterparts, and by the Parties on separate counterparts, but shall not be effective until each Party has executed at least one counterpart. Each counterpart shall constitute an original of this Agreement, but the counterparts shall together constitute one and the same instrument.

28.	PAYMENTS AND NO SET-OFF

28.1	Subject to Clause 2.5, every amount payable under this Agreement by one Party to another shall be made in full without any set-off or counterclaim howsoever arising and shall be free and clear of deduction or withholding of any kind other than any deduction or withholding required by law.

28.2	Unless otherwise expressly stated in this Agreement, all payments to be made under this Agreement shall be made in € to such account as the receiving Party directs by notice to the paying Party.

29.	GOVERNING LAW AND JURISDICTION

29.1	This Agreement and any dispute or claim (including non-contractual disputes or claims) arising out of or in connection with it or its subject matter shall be governed by, and construed in accordance with, Danish law.

29.2	Any dispute, controversy or claim arising out of or in connection with this Agreement, including any question regarding its existence, validity, or termination, shall be referred to and finally resolved by binding arbitration under the Rules of Arbitration of the International Chamber of Commerce, which Rules are deemed to be incorporated by reference into this clause. There shall be three arbitrators, and the parties agree that one arbitrator shall be nominated by each party for appointment by the ICC Court in accordance with the ICC Rules. The third arbitrator, who shall act as the chairman of the tribunal, shall be nominated by agreement of the two party-appointed arbitrators within fourteen days of the confirmation of the appointment of the second arbitrator, or in default of such agreement, appointed by the ICC Court. The seat or place of arbitration shall be Copenhagen. The language to be used in the arbitral proceedings shall be English. The award shall be final and binding on the parties and may be entered and enforced in any court having jurisdiction.

29.3	Each Party waives (and agrees not to raise) any objection, on the ground of inconvenient forum or on any other ground, to the bringing of Proceedings pursuant to Clause 26.2.

29.4	Each Party irrevocably agrees that a judgment or order against it in Proceedings brought in Denmark shall (provided there is no appeal pending or open) be conclusive and binding upon it and may be enforced against it in the courts of any other jurisdiction.

AS WITNESS the hands of the parties or their duly authorised officers on the date first written on page 1 of this Agreement.

[Signature pages follow the Schedules and Appendices]

AS WITNESS the hands of the parties or their duly authorised officers on the date first written on page 1 of this Agreement.

Seller:

Signed by
FRICTION HOLDING A/S acting by

L.M. SCHUT	(NAME OF DIRECTOR) and	/s/ L.M. Schut

S. Hoffer	(NAME OF DIRECTOR)	/s/ S. Hoffer

Purchaser and Purchaser Guarantor:

Signed by
ALTRA INDUSTRIAL MOTION DENMARK APS acting by

(NAME OF DIRECTOR)

Signed by
ALTRA HOLDINGS, INC. acting by

(NAME OF DIRECTOR)

AS WITNESS the hands of the parties or their duly authorised officers on the date first written on page 1 of this Agreement.

Seller:

Signed by
FRICTION HOLDING A/S acting by

(NAME OF DIRECTOR) and

(NAME OF DIRECTOR)

Purchaser and Purchaser Guarantor:

Signed by
ALTRA INDUSTRIAL MOTION DENMARK APS acting by

Carl Christenson	(NAME OF DIRECTOR)	/s/ Carl R. Christenson

Signed by
ALTRA HOLDINGS, INC. acting by

Carl Christenson	(NAME OF PRESIDENT)	/s/ Carl R. Christenson